UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 2, 2024
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-278551) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2024 (starting on page 3), including its interim condensed consolidated financial statements for the six months ended June 30, 2024 (starting on page 39).

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is one of the world's leading integrated steel and mining companies, with steel-making operations in 15 countries on four continents. ArcelorMittal had sales of $32.5 billion, steel shipments of 27.3 million tonnes, crude steel production of 29.1 million tonnes and iron ore production of 19.7 million tonnes (Mining segment iron ore production of 12.4 million tonnes) for the six months ended June 30, 2024, as compared to sales of $37.1 billion, steel shipments of 28.7 million tonnes, crude steel production of 29.2 million tonnes, iron ore production of 21.3 million tonnes (Mining segment iron ore production of 13.1 million tonnes) for the six months ended June 30, 2023.
ArcelorMittal's steel-making operations include 37 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AMNS India. ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 140 countries, including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 9 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets and sinter feed.
This report includes net debt, gearing and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt, gearing and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2024 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and related notes appearing in the Company's Annual Report for the year ended December 31, 2023 and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are:
ArcelorMittal,
24-26 boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg,
Telephone: +352 4792-1

4	Interim Management Report
Business overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. In recent years, the COVID-19 pandemic caused a sudden and sharp decline in economic activity and steel consumption on a global scale during 2020 in the Company's core developed markets, followed in 2021 by a significant recovery in most industries, constrained to some extent by supply chain issues. In 2022, the global economy was adversely affected by supply chain issues, high inflation, consequential tightening of monetary policy and Russia’s invasion of Ukraine (itself aggravating inflationary pressures, particularly in the energy sector). All these shocks weighed on growth in ArcelorMittal’s core developed markets (EU, U.S.), with a negative impact on steel demand and pricing.
During the first half of 2023, resilient demand and less destocking in the Company's core markets led to both apparent demand and steel prices increasing from the low levels seen during the second half of 2022. However, the lagged impact of monetary tightening and declining real steel demand weighed on prices in most markets from May until October 2023, negatively impacting ArcelorMittal’s profitability. Although steel prices rebounded strongly from October 2023 to January 2024, they declined again thereafter as underlying real demand remained weak, especially in Europe.
Steel pricing and spreads have been highly volatile over the past few years as inventory cycles and macroeconomic shocks impacted the industry. In 2023, economic growth was stronger than expected (supported by continued growth in consumer spending), but the impact of tighter credit conditions and elevated interest rates negatively impacted output of interest rate sensitive sectors (e.g., machinery and residential construction). This has continued during the first half of 2024, with manufacturing in developed markets relatively stable at a low level, with the US performing better than the EU. However, given the longer lead times in building construction, the sector has continued to decline.
The European market significantly impacts the Company's prospects, and while in Europe output held up better than expected over winter 2022-23 as the risk of energy rationing subsided, economic growth stagnated during the first half of
2023. Sentiment then weakened through the second half of 2023 after the European Central Bank increased policy rates to over 4% to combat elevated inflation. This negatively affected the manufacturing and construction sectors that drive steel demand, with new orders and backlogs weakening and real steel demand declining during the second half of 2023. However, automotive demand held up better, as weakening underlying demand was offset by a rebound in supply following shortages through 2021 and 2022, leading to rising output during 2023. Steel demand in both the U.S. and Europe has continued to be well below pre-pandemic levels during the first half of 2024, as the lagged impact of aggressive interest rate rises kept underlying growth in steel using sectors weak. While the Company does not expect any material improvement in demand in the second half of 2024, as interest rates are cut, it expects improvement of real steel demand in 2025 and steel consumption to be supported over the next few years by the American Jobs Plan and the Inflation Reduction Act in the U.S. and by the Next Generation EU stimulus plans in the EU.
The Company has significant sales in emerging markets. While many emerging markets are better placed to deal with crises than in the past, economic risks remained high for many countries, including sovereign debt sustainability in Brazil and external foreign currency debt risk in Turkey. This is especially true against a backdrop of tight external financing conditions, concerns about global growth and weaker investor sentiment. In Brazil, the new 2024 fiscal framework is more relaxed with respect to public spending than the previous framework, adding to downside risks of a public debt crisis in the medium-term. However, while the Company expects the country to grow only gradually during 2024, due to the lagged impact of elevated interest rates, growth is expected to pick-up in late 2024, which would allow steel consumption to rise from internationally low levels for a country of Brazil’s level of development. In Turkey, the lira depreciated significantly against the U.S. dollar, causing inflationary pressure to re-accelerate during the second half of 2023 and forcing the central bank to increase interest rates to over 40%, causing a downturn in the economy into 2024. Turkish steel consumption was also supported in 2023 by reconstruction activities following the earthquake, which led steel demand to decline in 2024 as consumption decreased by 2.5% year-on-year during the first five months of 2024. Argentina is another country where economic risks remain elevated, with the country entering into a sharp recession in 2024, and despite steel spreads remaining relatively high, steel demand is anticipated to fall around 30% year-on-year.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant

Interim Management Report	5
Business overview
continued
changes in net steel exports and/or domestic Chinese steel spreads. Following difficult conditions in 2022, an earlier-than-expected re-opening saw economic growth accelerate to 4.5% year-on-year in the first quarter of 2023, driven by transport, retail and hospitality industries. Steel demand was also supported by strong growth in infrastructure, due to the front-loading of special government bonds issued to local governments. However, the reopening rebound stalled during the second quarter of 2023 as private firms had little appetite for expansion, leaving investment spending increasingly dependent on the state and underscoring the need for further policy support. Housing sales, which temporarily rebounded after re-opening, resumed their decline through the remainder of 2023 and through the first half of 2024, despite government efforts to support the sector, as residential property prices continued to fall, and households had low confidence. Private real estate developers, which are highly leveraged, have remained cautious, concentrating on completing stalled projects, with new starts continuing to fall through 2023 and down a further 25% year-on-year in the first five months of 2024. The renewed weakness of Chinese steel demand, coupled with ample domestic supply saw net Chinese finished flat steel exports increase from 3.4 million tonnes per month during 2022 to 5.2 million per month during 2023, and further to 6.1 million tonnes during January to June 2024. Moreover, the Company continues to expect Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand is expected to weaken structurally due to lower levels of rural-urban migration. If the expected decline in demand does not coincide with renewed capacity closures, this could lead to further increases in steel exports from China and have a negative impact on global steel prices and spreads.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increased trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and North America, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred more recently in the third quarter of 2022 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times in the past. During the first half of 2022, this was partially offset by an increase in the average price of annual automotive contracts and temporary steel price support due to disruption to supply from the war in Ukraine. Subsequently, steel spreads, especially in Europe, were compressed by elevated energy prices, particularly gas, and destocking at stockers and end-users through the second half of 2022, adversely impacting the Company's deliveries and profitability. Steel prices declined faster than raw material prices in both the third and fourth quarters of 2022, with significant compression of spreads. However, the fourth quarter of 2022 was the peak of the destocking cycle and inventory levels across ArcelorMittal’s main markets fell to low levels. As destocking began to end during the first quarter of 2023, apparent demand improved from the lows of the fourth quarter of 2022 and led to a recovery in steel prices and spreads. However, with economic growth weakening across the Company's core developed markets, due to the lagged impact of interest rate rises, elevated steel prices and spreads unwound during the second and third quarters of 2023, negatively impacting the results of the third and fourth quarters of 2023, due to the significant lag between transactions

6	Interim Management Report
Business overview
continued
and deliveries, especially for flat products. Prices and spreads in the Company's core markets bottomed out in September 2023 (U.S.) and October 2023 (Europe) and then rose strongly through the fourth quarter of 2023 especially in the U.S. and peaked early in the first quarter of 2024. Steel prices have subsequently declined through the second quarter of 2024, outstripping the decline in raw material costs, resulting in lower spreads and negatively impacting the Company’s results of the second and third quarters of 2024.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Although iron ore prices rebounded to $125/t average in the first quarter of 2023, they fell back during the second and third quarters to an average of $113/t. Iron ore prices then rebounded to an average of $132/t over November 2023 to February 2024 supported by rising sentiment due to increased stimulus in China. However, as Chinese steel demand weakened through the first half of 2024 and despite production supported by rising steel exports, iron ore prices declined to an average of $112/t during the second quarter of 2024. Any further falls in iron ore prices would negatively impact ArcelorMittal’s revenues and profitability.
Economic environment
The global economy has undergone several years of negative shocks, starting from Covid’s disruption in 2020/21, followed by subsequent high inflation, exacerbated by the Russian invasion of Ukraine in 2022, and the sharp rise in interest rates through 2023, particularly in developed economies, to bring down inflation. During the first half of 2024, the global economy has stabilized and growth has been holding steady. Inflation continues to wane globally, making progress toward central bank targets in advanced economies and Emerging Markets ("EMs"), but at a slower pace than previously expected. Core inflation has remained stubbornly high in many economies, particularly in developed markets, supported by still elevated prices for service offset by many falling prices for goods. In developed markets, the anticipated extent of monetary easing this year has diminished substantially since late 2023, especially in the U.S., as the European Central Bank already began policy easing, while the U.S. Federal Reserve has kept rates on hold for longer. Indeed, aside from short-term fluctuations, market expectations for the path of U.S. interest rates have repeatedly moved higher since 2022. Despite this market reassessment, global financial conditions have eased this year, reflecting solid risk appetite following 2023’s progress on disinflation and diminished concerns about the possibility of a sharp slowdown in global growth. Similarly, emerging economies’ financial conditions became more accommodating early this year, aided by declining domestic policy rates, improving global sentiment, and expected easing of monetary conditions in advanced economies. Overall, the weakness in global growth was bottoming during the first half of 2024, and is expected to gradually recover during the second half of 2024 and in 2025.
In the U.S., economic activity during the first half of 2024 was more resilient than expected, despite the lagged impact of high interest rates which reached 5.25% - 5.5% in July 2023 and have remained at this elevated level since. The economy shrugged off recession fears and during the first half of 2024, GDP is estimated to have grown by 2.9% year-on-year. The resilience in economic activity, particularly consumer spending, is supported by a rundown of savings accumulated during the COVID-19 pandemic, contributing to more-persistent-than-expected inflationary pressure. During the first half of 2024, inflation remained around 3.3% year-on-year, only slightly weaker than in the second half of 2023. The persistence of inflation was mainly due to stickiness in shelter components which lagged falling real time rental prices. However, as broad wage pressure continues to ease gradually, the Company expects the persistence of inflation in the first half of 2024 to only delay the decision of the Federal Reserve to cut interest rates to later in 2024. Overall, despite the sharpest monetary policy tightening in decades, economic growth was resilient, consistent with a soft landing for the economy, instead of a much sharper downturn.
The European economy has been negatively impacted by the aftermath of Russia’s invasion of Ukraine in 2022 and the largest terms of trade loss in several decades but supported by strong policy efforts to secure gas supplies and cushion disposable incomes. Nonetheless, activity has weakened, with the economy slipping into a mild technical recession in early 2023, and inflation rising far above target. During the first half of 2024, economic activity, though no longer weakening, has stagnated at low levels, and remains much weaker than in the U.S. GDP growth of EU27 is estimated at only 0.6% year-on-year in the first half of 2024, far weaker than in the U.S. Services activity seemed to have improved slightly in early 2024, but this was offset by weaker-than-expected industrial activity, especially in the manufacturing sector, with France, Italy and Germany performing much worse than Spain and Poland. However, high frequency data suggests that the weakness is bottoming out and activity is expected to recover, albeit very gradually and from a very low base, towards the end of 2024 and into 2025. With subdued activity and past declines in commodity prices, inflation in Europe declined with the headline Consumer Price Index ("CPI") down to 2.5% in June 2024. As a result, the European Central Bank ("ECB") was able to start cutting interest rates earlier than in the U.S., with interest rates cut for the first time in June 2024 from the 4.5% peak to 4.25%, with further cuts expected during second half of 2024 and in 2025.

Interim Management Report	7
Business overview
continued
In China, growth edged up in early 2024, supported by a positive contribution from net exports offsetting softening domestic demand. Meanwhile, overall investment growth remained tepid, with solid infrastructure and manufacturing investment during the first half of 2024 offset by an acceleration in the decline of real estate investment as the property sector downturn (now in its third year) continues. Property prices and sales continued to fall, and without a recovery in sales, property starts continued to decline strongly year over year during the first half of 2024. Amid weak consumer confidence, domestic consumption has also remained subdued, with retail sales growth below pre-pandemic averages. Headline consumer prices increased modestly this year, after declining late last year on the back of falling food prices, and core inflation remained well below the target of about 3%. Producer prices (prices paid for inputs by domestic producers of goods and services) continued to decline, reflecting weak demand. To bolster demand, additional spending measures have been announced, including for infrastructure projects, building on a raft of policies implemented in late 2023. In tandem, the People’s Bank of China reduced interest rates and the reserve requirement ratio. As property-related bank lending declined, the government established a scheme to facilitate the provision of liquidity to real estate developers to support the completion of viable property projects, as well as to help promote confidence. Additional measures were also introduced aimed at boosting property demand, including removing the residential mortgage rate floor and lowering down payment requirements for borrowers, but have yet to be successful in stabilizing the sector.
In Brazil, the economy experienced a significant deceleration in the second half of 2023 from robust growth earlier in the year, and GDP growth continued to slow during the first half of 2024. GDP growth is estimated to have grown only by 1.2% year-on-year during the first half of 2024, down from 2.9% growth in 2023. The lack of growth momentum was mainly due to past increases in interest rates, which peaked at 13.75% in July 2023, and with the first rate cut in August 2023, fell to 11.75% at the end of 2023 and have only moderated gradually since to 10.5% in June 2024. In addition, weak activity during second quarter of 2024 was also exacerbated by the impact of devastating floods in the southern region, which is a key agricultural and economic driver of the economy. While inflation has moderated to 3.9%, it is still likely to persist at this level due to 12-month inflation expectations remaining higher than the central bank’s target of 3%. As a result, the pace of monetary normalization is expected to be gradual.
In Turkey, GDP expanded by 5.4% year-on-year in the first quarter of 2024, but growth is estimated to have weakened during the second quarter of 2024 with growth of around 4.5% over the first half of 2024, at a similar pace as growth in 2023. The country experienced very high inflation over the past few years of 72% in 2022, 54% in 2023 and 60% year-on-year during the first half of 2024. Importantly, monetary policy has now shifted toward a more orthodox approach since mid-2023 and is now beginning to exert downward pressure on inflation. Indeed, the central bank policy rate which was cut to only 8.5% during the first half of 2023, despite much higher inflation has since been raised to 42.5% by the end of 2023 and to 50% by March 2024. While activity is expected to slow due to high inflation and high interest rates, the shift to orthodox monetary policy will help to stabilize the lira value, which sharply depreciated by more than 50% in 2023 and a further 10% during the first half of 2024.
In the first half of 2024, global manufacturing output growth increased slightly to 2.6% year-on-year from 1.9% during the second half of 2023. However, growth was entirely driven by China, whose output rose by 6% year-on-year, offsetting a slight decline of 0.2% year-on-year in world ex-China. Robust growth in manufacturing output in China was due to strong export-led production strength that offset the sequential slowdown in services caused by weakness in domestic demand. Although the year-on-year decline in manufacturing output in developed markets improved in the second quarter of 2024 (-0.7% year-on-year) over the 2% decline in first quarter of 2024, output still declined by approximately 1.3% year-on-year during the first half of 2024. While manufacturing output in the U.S. was broadly stable in the first half (-0.3% year-on-year), manufacturing output in EU27 continued to decline, by approximately 3.5% year-on-year; with output in developed Asia growing by 0.8% year-on-year. In developing ex-China, manufacturing output increased by 3% year-on-year in the first half of 2024. The year-on-year growth was driven by strong growth in Russia (9%) and India (4.7%), and to lesser extent ASEAN (2.4%) and Turkey (2.2%), offsetting weaker growth in South America (0.7%).
In 2023, global apparent steel consumption (“ASC”) increased by approximately 1% year-on-year, partially recovering from the 2.5% decline in 2022, and reaching a level slightly above pre-COVID level of ASC. In 2023, world ex-China ASC grew by 2.8% year-on-year, more than offsetting a slight decline in China's ASC, as persistent weakness in domestic real estate sector negatively impacted steel demand. During the first half of 2024, ASC in China remained weak, as despite the government’s efforts to stabilize the downturn in the real estate sector, weakness persisted with housing prices continuing to fall, negatively impacting confidence and keeping sales and new starts at depressed levels. The main offset to real estate weakness was infrastructure, and to a lesser extent, manufacturing sectors such as machinery and automotive. In ex-China, while real demand remains relatively subdued, the high level of Chinese exports has led to an inventory rebuild, especially in many developing markets, lending support to ASC during the first half of 2024. While EU27's ASC increased in the

8	Interim Management Report
Business overview
continued
first half of 2024 compared to the second half of 2023, this is usual due to seasonality and unfortunately is still estimated to be down 0.7% year-on-year, with both flat and long products declining year-on-year. Similarly, in the U.S., ASC in the first half of 2024 was higher than the second half of 2023, but fell around 1.3% year-on-year, with growth in flat products offset by declines in long products, as well as pipe and tubes. In Brazil, ASC in the first half of 2024 increased by over 5% year-on-year, with flat products growing more strongly than long products. India remained a bright spot, with steel consumption rising by more than 10% year-on-year during the first half of 2024, with strong growth seen in both flat and long products.
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 22, 2024. ASC data for U.S. from AISI to May 2024, estimates for June 2024. ASC data for Brazil from Brazilian Steel Institute to May 2024, estimates for June 2024. ASC data for EU28 from Eurofer to April 2024, estimates for May and June 2024. ASC data for India from Joint Planning Committee to May 2024, estimates for June 2024. All estimates are internal ArcelorMittal estimates. Developed Markets includes EU27 + UK, Norway, Switzerland, Canada, U.S., Developed Asia (Japan, S. Korea and Taiwan), Australia and New Zealand. Developing ex China is the remaining countries outside Developed Markets and China.
Steel production
In 2022, world steel production declined by 4% to 1.85 billion tonnes (1.92 billion tonnes in 2021), driven by lower production in world ex-China, where production fell by approximately 7%, whereas production only declined by approximately 1.5% in China. The decline was mainly in developed markets, where the production fell in the second half of 2022 because of high energy costs and destocking, as well as in the CIS region due to the Russian invasion of Ukraine. As a result, ex-China steel inventory was low at the beginning of 2023, supporting production rebounding through the year. Relative to production levels in 2022, ex-China steel production in 2023 was broadly stable (+0.4% year-on-year), with production declining in developed markets (3% year-on-year) offset by an increase in production in developing markets ex-China (4% year-on-year). Overall, world steel production in the first half of 2024 increased marginally (0.1% year-on-year) as ex-China production rose by approximately 1.4% year-on-year, mainly driven by continued higher production in developing ex-China (4.3% year-on-year), offset by a 2% year-on-year decline in developed markets. In China, steel demand in 2022 was negatively impacted by lockdowns in response to COVID-19, exacerbating the downturn in the real estate market, leading to steel production declining by 1.4% year-on-year. As the country reopened, steel production in China was broadly stable in 2023. While steel demand from real estate declined strongly, this was partially offset by higher infrastructure supported by front-loaded special government bonds, leading to a decline in domestic demand and a surge in Chinese net steel exports. In the first half of 2024, the situation was similar, with infrastructure supported by government stimulus to try and offset an even sharper decline in the real estate sector. However, despite declining domestic demand, steel production during the first half of 2024 only declined by 0.9% year-on-year, resulting in Chinese net exports rising further, from already high levels in 2023.
In developed markets, steel production weakened during the second half of 2023, particularly in Europe due to capacity idling in response to weaker real steel demand caused by the lagged impact of persistent inflation and higher interest rates. Although production improved in the first half of 2024 over the second half of 2023, it remained down by 2% year-on-year due to declines in the U.S. and developed Asia. Production is particularly seasonal in Europe, with low production in both August and December. Therefore, while production in EU27 was 13% higher during the first half of 2024 at an average 11.2 million tonnes, compared to the second half of 2023 (9.9 million tonnes), it was only up by 1% year-on-year. Unlike in Europe, steel production in the U.S. grew 2% year-on-year during the second half of 2023 to an average of 6.8 million tonnes in the first half of 2024. However, during the first half of 2024, average production declined slightly, down 2% year-on-year. Moreover, in developed Asia, steel production declined during the first half of 2024 (average 14.0 million tonnes) relative to the second half of 2023 (average 14.3 million tonnes), down by approximately 4% year-on-year. This was mainly due to 6% year-on-year decline in South Korea due to weaker demand, particularly from the construction sector. To a lesser extent, weaker demand also led to a 2.6% year-on-year decline in Japan’s steel production.
In developing ex-China, production in the first half of 2024 continued to increase and reached 38.7 million tonnes per month, up from 38.2 million tonnes during the second half of 2023. This was due to continued growth in Indian production (12.4 million tonnes in the first half of 2024 from 12.0 million tonnes in the second half of 2023) and a slight uptick in Turkish production (3.1 million tonnes in the first half of 2024 from 3.0 million tonnes in the second half of 2023), as well as in ASEAN (4.3 million tonnes in the first half of 2024 from 4.2 million tonnes in the second half of 2023). This helped offset year-on-year declines in production in South America (1%), mainly due to sharp declines in production in Argentina (25%) as the recession caused a significant demand contraction, more than offsetting increased production in Brazil (+2%).
Source: Global steel production data above is for 61 countries for which monthly crude steel production data is published by the World Steel Association, which accounts for 97% of world production. Production data is available until June 2024. 61 countries include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand.

Interim Management Report	9
Business overview
continued

Steel prices
Flat products
After the decline in prices at the end of 2022, European hot rolled coil ("HRC") prices started to turn around in early 2023. The first quarter of 2023 registered prices that steadily increased month over month. Northern Europe HRC price started in January 2023 at €731/t and ended the quarter, in March 2023, at €843/t (an increase of €112/t), while Southern Europe HRC started the year at €718/t in January 2023 and moved up by €99/t, reaching €817/t by March 2023. Thus, the quarterly price averages for HRC were at the level of €786/t in Northern Europe (strengthening by €133/t quarter on quarter) and €767/t in Southern Europe (up by €116/t quarter on quarter).
The second quarter of 2023 followed a similar trend to the one registered a year before. In the first half of 2023, HRC prices peaked in April 2023 for both Northern and Southern Europe, at respectively €843/t and €836/t, only to start declining afterwards. HRC prices in Northern Europe dropped in the second quarter of 2023 by €22/t quarter on quarter, reaching a low of €764/t, while HRC prices in Southern Europe dropped by €30/t, down to €737/t in the second quarter of 2023.
In the second half of the 2023, HRC prices dropped even further in the third quarter averaging €649/t and €636/t for Northern Europe and Southern Europe, respectively. There was a slight improvement in the last quarter of 2023 where the HRC price for Northern Europe averaged €650/t and for Southern Europe €639/t.
The HRC prices continued their upward trend in the first quarter of 2024. The quarterly price averages for the HRC were at €719/t for Northern Europe (strengthening by €69/t quarter on quarter) and at €706/t for Southern Europe (strengthening by €67/t quarter on quarter). However, the HRC prices decreased again in the second quarter, averaging at €633/t for Northern Europe (down by €86/t quarter on quarter) and at €625/t for Southern Europe (down by €81/t quarter on quarter).
In early 2023, U.S. domestic Midwest HRC ("U.S. HRC") prices continued an upwards trend, with the first quarter averaging $1,021/t (a quarter on quarter increase of $254/t). In the second quarter, U.S. HRC prices registered its peak across the first six months of the year in April 2023 $1,291/t. In May and June 2023, U.S. HRC prices started deteriorating. The average U.S. HRC price for the second quarter was at $1,161/t. The price evolution throughout the first half of 2023 was strongly influenced by the limited domestic supply, particularly given the lower import levels, which have caused lead times to be longer than typical, but also the occurrence of several domestic mill outages (planned for maintenance activity).
The upward trend was reversed in the third quarter of 2023 as U.S. HRC prices averaged $867/t (down by $294/t quarter on quarter). However, the price recovered by the end of the year at $1,200/t in December 2023, bringing the last quarter to at an average of $1,010/t (up by $143/t quarter on quarter).
In January 2024, U.S. HRC prices reached $1,205/t which was the highest price since April 2023. Thereafter, for the rest of the quarter, prices dropped month over month, and the first quarter of 2024 averaged $1,041/t. Even though prices in April 2024 slightly increased ($915/t, up by $29/t month over month), the average for the second quarter of 2024 ($858/t) was still lower than the first quarter by $183/t.
In China, the Chinese HRC price, VAT excluded ("Chinese HRC price") reported an increase in the last month of 2022 and continued throughout the first quarter of 2023, when the Chinese HRC prices reached an average of $551/t (up by $63/t quarter on quarter). The following quarter recorded a reversal of trend with Chinese HRC prices weakening to $499/t (down by $52/t quarter on quarter). In the early months of 2023, steel demand in China (particularly from real estate and infrastructure sectors) was still slow in building momentum to support stronger price increases. At the same time, on the supply side, the recovery in domestic steel production was stronger than the recovery in demand, thus generating market imbalances. In the second half of 2023, the Chinese HRC prices dropped as compared to the first half of 2023. The average price in the first half was $525/t and the second half of the year averaged at $483/t, a $42/t decrease.
In 2024, the Chinese HRC prices increased in the first quarter to $492/t (up by $7/t quarter on quarter). However, the price trend reversed in the second quarter of 2024 and reached its lowest in July 2024, at $469/t. The average price in the second quarter of 2024 was $475/t (down by $17/t quarter on quarter).

Flat products
Source: S&P Global Commodity Insights (Platts)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2023	€786	€767	$1,021	$551
Q2 2023	€764	€737	$1,161	$499
Q3 2023	€649	€636	$867	$482
Q4 2023	€650	€639	$1,010	$485

Q1 2024	€719	€706	$1,041	$492
Q2 2024	€633	€625	$858	$475

10	Interim Management Report
Business overview
continued
Long Products
In the first half of 2023, the European prices for medium sections and rebar continued their downward trend (started in the second quarter of 2022), weakening month by month, and reaching in June 2023 half-yearly lows of €820/t and €593/t, respectively. Thus, the medium sections price slid over the first half of 2023 by €168/t, from the January 2023 level of €988/t; while the rebar price weakened by €158/t over the same period, being in January at €751/t.
Overall, the European rebar market was showing rather unstable signs throughout the first half of 2023, with an imbalance between demand and supply of steel. In spite of energy and shipping costs gradually coming down in Europe, lowering pressure on mills, consumption on the market remained at low levels, unable to sustain pricing. Prices in the first quarter of 2023 averaged €964/t for medium sections and at €722/t for rebar, while in the second quarter of 2023, these averages dropped to €889/t for medium sections and €649/t for rebar, a decrease of €75/t and €73/t, respectively.
The European prices for medium sections averaged €805/t in the third quarter of 2023, a €84/t decrease as compared to previous quarter, and dropped another €39/t in the last quarter of 2023 and averaged at €766/t. Even though the rebar showed a similar decreasing trend in the third quarter of 2023, averaging €577/t (a €72/t decrease), it reversed in the last quarter of the year and averaged €606/t (a €29/t increase).
In the first quarter of 2024, European prices for medium sections and rebar improved, increasing by €6/t and €27/t, respectively, as compared to the fourth quarter of 2023. However, prices in the second quarter of 2024 were lower for both products as medium sections averaged €753/t (a €19/t decrease) and rebar averaged €610/t (a €23/t decrease).
After low prices in the end of 2022, the Turkish rebar price for export started to gradually strengthen in the first quarter of 2023, reaching a peak value in March 2023, at $727/t FOB. The first quarter averaged $708/t FOB, up by $48/t FOB over last quarter of 2022. From April onwards, Turkish rebar price for export reversed its upward trend, averaging in the second quarter at $637/t FOB, a decrease of $71/t quarter over quarter.
The global demand recovery for steel products did not see strong movement throughout the first half of 2023, given the extended looming fears of recessions in different parts of the world, as well as the inflationary struggles of economies. Similar to the first half of 2023, the third quarter and fourth quarter of 2023 experienced further declines in prices, at $569/t FOB and $574/t FOB, respectively. Thus, the first and second half of 2023 averaged $673/t FOB and $571/t FOB, respectively.
In 2024, the Turkish rebar price for export maintained an upward trend until March reaching $589/t FOB, when the trend reversed, and the price started to decline for rest of the year, closing June 2024 at $577/t. The first quarter of 2024 averaged $602/t (a $28/t increase) and the second quarter averaged $582/t FOB (a $20/t decrease).

Long products
Source: S&P Global Commodity Insights (Platts)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2023	€964	€722	€708
Q2 2023	€889	€649	€637
Q3 2023	€805	€577	€569
Q4 2023	€766	€606	€574

Q1 2024	€772	€633	€602
Q2 2024	€753	€610	€582
Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, PCI, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. The trend for using shorter-term pricing cycles has continued since 2020. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In the first quarter of 2023, seaborne iron ore prices soared to a quarterly average of $125.28/t, an increase of $26.63/t as

Interim Management Report	11
Business overview
continued
compared to the fourth quarter of 2022, primarily driven by boosted market sentiment after China announced lifting of COVID control on December 27, 2022. The market sentiment remained firm in China throughout the first quarter of 2023 due to strong demand recovery expectations in the second quarter of 2023 amid a slew of relaxing policies announced in the real estate sector and easing monetary policies. Meanwhile, the U.S. Central Bank also slowed its rate hike pace. Crude steel output during the first quarter of 2023 in China reached 264 million tonnes, an 18 million tonnes or 7% increase as compared to the first quarter of 2022, a new record despite weak fundamentals in the steel industry with low downstream demand, high steel inventory and poor steel mills’ margins. On the other hand, iron ore seaborne supply for the first quarter of 2023 was sufficient, mainly due to benign weather conditions in Australia. During the first quarter of 2023, seaborne iron ore imports in China surged to 294 million tonnes, a 26 million tonnes or 10% increase of as compared to the first quarter of 2022, a new record for this period.
In the second quarter of 2023, seaborne iron ore prices dropped to a quarterly average of $110.57/t, a $14.71/t decrease as compared to the first quarter of 2023 while China's stronger than expected recovery in GDP growth during the first quarter of 2023 was unsustainable and market participants turned to bearish mood. However, China hot metal output level remained elevated during the same period. During the second quarter of 2023, China's average daily hot metal output was 2.43 million tonnes, a 2.3% increase year-on-year. Meanwhile, Chinese steel exports soared to 43.9 million tonnes during the first six months of 2023, a 10.4 million tonnes or 31% increase as compared to the first half of 2022, which largely absorbed the steel supply surplus. On the other hand, during the second quarter of 2023, average seaborne supply from Australia and Brazil increased by 1% as compared to the second quarter of 2022, adding pressure on iron ore prices.
In the first quarter of 2024, seaborne iron ore prices dropped to an average of $123.58/t, a $4.67/t decrease as compared to the fourth quarter of 2023. Despite an announced 25 basis points cut on the 5-year Loan Prime Rate (the mortgage benchmark rate) (the largest cut since the reference rate was introduced in 2019) to revive the Chinese property market and promote large-scale equipment upgrades and sales of consumer goods, iron ore prices started falling after China returned from its New Year break in February 2024 with rising portside iron ore inventory, record high of steel social inventory and less-than-expected resumption of daily hot metal production due to deteriorating mills’ profitability and sluggish downstream demand, mainly due to slower construction activities from real estate and infrastructure sectors. In the first quarter of 2024, China produced 256 million tonnes of crude steel, a decrease of 8.2 million tonnes or 3.1%, year-on-year, and imported 310 million tonnes of iron ore, an increase of 15 million tonnes or 5%, as compared to the first quarter of 2023, a record high for the same period since 2015.
In the second quarter of 2024, seaborne iron ore prices dropped to an average of $111.80/t, a $11.78/t decrease as compared to the first quarter of 2024. Despite seasonal sluggish downstream demand, mainly impacted by adverse weather conditions, refreshed record high portside inventory and ample seaborne shipment with Australia and with Brazilian shipments hitting a 5-year record, iron ore price reached above $110/t level on April 12, 2024 and ranged between $110/t-$120/t until the end of May 2024 on expectation of Chinese stimulus amid pledged equipment upgrades, a CNY 1 trillion ultra-long special bonds issuance, and clearing of a housing inventory campaign. During the second quarter of 2024, China produced 270 million tonnes of crude steel, a decrease of 3.5 million tonnes, or 1.3%, as compared to the second quarter of 2023. For the same period, China imported 301 million tonnes of iron ore, an increase of 19.3 million tonnes or 6.9%, as compared to the second quarter of 2023, a record high for the same period since 2015.
Coking coal
In the first quarter of 2023, metallurgical coal prices averaged $342.52/t as compared to $279.23/t in the fourth quarter of 2022. The prices increased due to a mixture of supply disruptions and strong coking coal demand. In Australia severe rainfall during the rainy season, with the La Nina pattern persisting, impacted the major mining region in Queensland. In January 2023, cyclone Ellie disrupted portside operations at Abbot Point, Hay Point and DBCT and negatively affected production at coal mines due to floods. Additionally, a train derailment occurred in January 2023 on a major rail line in Queensland and resulted in a number of rail service cancellations and consequent delayed shipments. Coking coal prices remained at elevated levels during the first quarter of 2023, fueled by coal trade resumption between Australia and China and by strong demand from other major Asian economies for Australian coals.
In the second quarter of 2023, metallurgical coal prices came down to an average of $240.93/t, driven by an improvement on the supply side and a lackluster demand side. Production at major Australian mines was stable with no major accident or weather related event reported. On the demand side the major steel producing economies remained muted with India being the exception. Tepid Ex-China demand led to a closer correlation between China domestic pricing and Australian price index, based on fundamentals. Hence, 10 rounds of price cuts in China, due to weak domestic steel demand and poor steel profitability, also contributed to a decline of the Australian price index.

12	Interim Management Report
Business overview
continued
In the first quarter of 2024, metallurgical coal prices averaged $308.76/t, a $26.31/t decrease as compared to the fourth quarter of 2023. The price decrease was mainly due to the declining Chinese domestic coking coal prices caused by weak downstream demand as well as tepid demand in India prior to general elections. On the other hand, there was easing in seaborne supply with rising liquidities from the mines. End users and traders also sold cargo due to weak demand, which led prices to fall further.
In the second quarter of 2024, metallurgical coal prices averaged $243.83/t, a $64.93/t decrease as compared to the first quarter of 2024. The prices continued to decrease following the trends in the first quarter of 2024. Indian demand remained sluggish with the Modi’s new government coming in power amid the monsoon season in the country with the wettest months usually seen in June and July. On the other hand, there was improved spot liquidity from suppliers in April 2024, which also contributed to the further decrease in prices.
ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2023	125.28	342.52
Q2 2023	110.43	240.93
Q3 2023	114.00	264.37
Q4 2023	128.25	335.07

Q1 2024	123.58	308.76
Q2 2024	111.80	243.83
Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference.
During the first half of 2024, the BDSV for reference grade E3 was exceptionally stable at an average of €374/t. The maximum level was reached in February 2024 at €383/t and lowest level in March 2024 at €368/t. The average index price for 2023 was €365/t.
Turkey’s scrap imports increased by 13% to 7.53 million tonnes in the first four months of 2024 as compared to 6.65 million tonnes in the same period of 2023. Turkey remains the main scrap buying country in the international market. Turkey’s total crude steel output reached 15.5 million tonnes in the first five months of 2024, up by 19.8% compared to the production in the same period of 2023.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2024 at $414/t and February 2024 at $409/t. From March to June 2024 market prices came down to a stable level between $376/t to $381/t.
In the first half of 2024 and in the first half of 2023, the average price of the European domestic scrap price of grade E3 was $17/t and $9/t higher than the export price of HMS 1&2 CFR Turkey, North Europe origin, respectively.
In the domestic U.S. market, HMS 1 delivered Midwest index in the first half of 2024 was $341/t, $16/t lower as compared to the first half of 2023 at $357/t.
On the export market, HMS export FOB New York average price for the first half of 2024 was at $360/t, a decrease of $24/t as compared to the first half of 2023 at $384/t.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore, which was at the price level of $8.08 per dry metric ton unit (“/dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2024 while it was $4.15 /dmtu in January 2024.The price of manganese ore nearly doubled because of supply disruptions after a major manganese ore mine in Australia was damaged by tropical storm in March 2024.
The average price of high carbon ferro manganese in the first half of 2024 was $1,248/t, lower compared to $1,312/t in the first half of 2023. The average price of silicon manganese in the first half of 2024 was $1,319/t, lower compared to $1,359/t in the first half of 2023. The average price of medium carbon ferro manganese in the first half of 2024 was $1,694/t, lower compared to $2,063/t during the first half of 2023. The decrease in manganese alloys prices is due to various factors including lower demand and energy prices. However, manganese alloys prices increased in the second quarter of 2024 after supply disruptions caused by a tropical storm in Australia.
Base metals
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2024 was $2,641/t, representing a 7% decrease as compared to the average price in the first half of 2023 of $2,835/t, mainly driven by low

Interim Management Report	13
Business overview
continued
demand, and supply metal surplus. In January 2024, the average price was $2,521/t while the average price in June 2024 was $2,813/t, with a high of $3,093/t on May 21, 2024 and a low of $2,286/t on February 14, 2024. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 262,075 tonnes as of June 30, 2024, representing a 17% increase compared to December 31, 2023 when registered stocks stood at 224,825 tonnes.
The average price of tin in the first half of 2024 was $29,340/t, representing a 11.6% increase compared to the first half 2023 average of $26,301/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2024 was $2,360/t, representing a 1.24% increase as compared to the average price in the first half of 2023 of $2,331/t mainly driven by low demand and high interest rates. The average price in January 2024 was $2,194/t while the average price in June 2024 was $2,495/t, with a high of $2,625/t on June 3, 2024 and a low of $2,420.5/t on June 17, 2024. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 1,026,925 tonnes on June 30, 2024, representing a 87% increase compared to December 31, 2023 when registered stocks stood at 549,050 tonnes.
The average price of nickel in the first half of 2024 was $17,495/t, representing a 27.7% decrease compared to the first half of 2023 average of $24,205/t. The price at the end of June stood at $16,960/t.
Energy
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
Brent prices experienced a decline from above $90 per barrel (“/bbl”) to below $78/bbl during the last quarter of 2023. However, the prices rebounded and reached $87/bbl by the end of the first quarter of 2024. This rise in prices was mainly triggered by increasing U.S. and UK's airstrikes on Iran-backed Houthi targets in Yemen. In addition, despite increasing risks in the Middle East, prices dropped to below $78/bbl at the end of January with growing concerns of limited oil demand growth in China after China’s National Bureau of Statistics released below expectation manufacturing PMI figures. In February 2024, prices continued to increase with failed ceasefire attempts between Israel and Hamas and later, in March 2024, the U.S. Energy Information Administration ("EIA") announced an unexpected decline in crude oil inventories due to an increase in refinery processing rates and a reduction in gasoline inventories, which were driven by robust demand in anticipation of the upcoming summer season.
In the second quarter of 2024, prices continued to increase until mid-April 2024. In April 2024, prices peaked at their highest point in 2024 at $91/bbl due to increasing tension between Israel and Iran. This was triggered by a suspected airstrike by Israel on Iran's consulate in Damascus, followed by increasing expectations of retaliation from Iran, leading to prices reaching their highest point of 2024. However, Iran’s response was carefully planned to minimize the amount of damage caused which reduced risk premiums of a widespread war. On the supply side a key event happened at the beginning of June. The Organization of Petroleum Exporting Countries ("OPEC") announced that they agreed to extend their production cuts of 3.66m bbl/day until 2025, with an additional remark on their voluntary cuts (2.2m bbl/day) which will be phasing out starting from October 2024. This was interpreted as a total supply increase which resulted in a drop in prices to $78/bbl levels. The upward price trend of June 2024 was driven by optimism for an earlier interest rate cuts by the U.S. Federal Reserve’s and global oil demand growth. Overall, the first half of 2024 was shaped around the geopolitical tensions in the Middle East, OPEC’s supply cut policies and mixed growth signals from China. Brent prices completed the first half of 2024 with an average of $83.4/bbl.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	European Union allowance spot average price € per ton of CO2 e
Q1 2023	82.10	89.92
Q2 2023	77.73	88.57
Q3 2023	85.92	85.69
Q4 2023	82.85	76.85

Q1 2024	81.76	61.67
Q2 2024	85.03	69.65
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System ("EU-ETS"), which is based on a cap-and-trade principle which sets a cap on greenhouse gas emissions (“GHG”) from covered installations, is currently in its fourth phase, stretching from January 2021 to December 2030. On June 22, 2022, the European Parliament agreed on its position regarding the EU-ETS reform (main

14	Interim Management Report
Business overview
continued
elements: 2030 emission reduction target, CBAM and end of free allocation).
ArcelorMittal targets a 35% and 25% reduction in CO2 emissions by 2030 in Europe and Group-wide (scope 1 and 2 emissions), respectively, and has plans to become carbon neutral by 2050. ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route.
On January 1, 2021, Phase 4 of the EU-ETS started, which delayed the hand-out of free allocations. At the same time, the UK left the scheme and set up its own, with trading starting in May 2021. The EU Commission proposed its "Fit for 55" package and, hence various changes to the EU-ETS to reduce future supply and drive decarbonization.
In 2024, the market started at €76/tCO2e (tons of carbon dioxide (CO2) equivalent) and followed a decreasing trend until reaching a 3-year low of €52.2/tCO2e on February 23, 2024. Along this drop correlation between CO2 and natural gas prices remained intact and CO2 prices followed a decreasing natural gas prices driven by mild winter (+2°C above seasonal norm), well supplied gas market and higher gas storage levels in the first quarter of 2024.
In the second quarter of 2024, from April to May, CO2 prices increased from €57/tCO2e to above €75/tCO2e levels, fueled by a surge in gas prices which was affected by geopolitical tensions in the Middle East, pipeline and liquified natural gas ("LNG") supply disturbances. Additionally, as a result of reduced wind power generation in Europe which is causing the need for fossil fuel generation to meet the energy requirements, demand for emission allowances certificates also increased.
Prices started to follow a decreasing trend after May 23, 2024 with the outcome of the EU parliament elections as a rightward parliament was rather expected to put a downward pressure on CO2 prices by loosening existing climate policy and net zero targets. The market ended the second quarter of 2024 below €68/tCO2e. CO2 completed the first half of 2024 with an average price of €65.7/tCO2e.
Because the integrated steel process leads to substantial CO2 emissions, costs related to European Union Allowance certificates ("EUA") and the fluctuations in EUA prices can significantly affect the Company’s costs of production. The Company also uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances. See note 9 to the interim condensed consolidated financial statements.
Natural gas - Europe
In the first quarter of 2024, TTF (the price for natural gas, which is traded on a virtual trading platform located in the Netherlands)
spot price (the price for natural gas to be delivered the next day) continued its downward trend, which started at the end of November 2023, and reached the lowest point of 2024 on February 22, 2024 at €22.7 per Megawatt hour ("/MWh"). The decrease was primarily due to the mild winter in Europe (+2°C above seasonal norm) which lead to lower heating demand throughout the season supported by strong LNG supply and healthy storage levels (65% fullness as of February 19, 2024). There was a price trend reversal in late February triggered by the announcement of a maintenance extension on Train 3 of Freeport LNG facility (the second biggest LNG plant in the U.S.), followed by an unplanned outage in a Norwegian gas processing facility on March 10, 2024, and a Russian attack on Ukrainian gas storages on March 29, 2024, leading to prices spiking above €28/MWh. Nevertheless, storage levels reached 59% at the end of March 2024 (3% higher than 2023), helping to start the filling season in a strong situation.
In the second quarter of 2024, TTF spot price started at €26.2/MWh and ended at €33.8/MWh. The major reason for this 29% price hike was the disruption in gas supply. In April, unscheduled outages in Norway gas infrastructure reduced gas flows by 13 million cubic meters per day ("mcm/d"). Additionally, Freeport LNG facility was undergoing a maintenance on two out of three liquefaction trains. In addition, geopolitical tension in the Middle East increased risk premiums. Later in May 2024, scheduled maintenances in Norway reduced natural gas flows to Europe by 143 mcm/d. In June 2024, TTF spot price traded between €32/MWh and €36/MWh, and TTF spot price completed the first half with an average price of €29.7/MWh.
Natural gas - United States
In North America, natural gas prices (see table below) traded independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over the counter.
In the first quarter of 2024, the Henry Hub ("HH") (the main gas hub in Louisiana, U.S.) dropped significantly from above $3.3 per million British thermal units ("MMBtu") in January 2024 to below $1.6/MMBtu levels in mid-February 2024. The main reason for the drop was reduced natural gas consumption due to warmer-than-average temperatures across the U.S. which was compounded by an increase in natural gas production, which resulted in higher natural gas storage levels. Eventually those fundamentals pushed gas prices to multi-years lows. HH prices kept a flat trend and traded between $1.6/MMBtu and $2/MMBtu until May 2024. From May to the end of the second quarter of 2024, prices gradually increased and followed a volatile trend before ending the first half of 2024 at $2.6/MMBtu. Indeed, in the second quarter of 2024, increasing temperatures hence use of air conditioning resulted in a rise in electricity demand. However, the significant growth in solar installations in California, Texas, and Florida limited the demand for natural gas for power generation. Additionally, despite high gas storage

Interim Management Report	15
Business overview
continued

levels in Europe and other regions, global LNG demand supported HH prices in the U.S., which is a major LNG exporter.
Natural gas - Asia
JKM prices, the Platts Japan Korea Marker ("JKM" - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan) started the first quarter of 2024 with a sharp drop from $11.5/MMBtu at the beginning of January to $9.6/MMBtu on January 17 and dropped again in February to below $8.5/MMBtu levels. This significant decrease in LNG prices was triggered by high gas storage levels around the world, mild weather in Northeast Asia and in combination with weaker LNG demand from Europe. From mid-March to the end of June 2024, a few events contributed to the increase in prices gradually from $9.9/MMBtu to above $12.5/MMBtu levels. In particular, the Australian Bureau of Meteorology declared in mid-March a category-3 cyclone which caused cargo delays at Gorgon LNG, Pluto LNG and North West Shelf LNG facilities. In addition, heavy maintenance at the Freeport LNG facility reduced total LNG supply and pushed prices to higher levels by the end of the first quarter of 2024.
In the second quarter of 2024, increasing geopolitical tension in the Middle East also affected JKM prices. Although LNG trades may not experience immediate repercussions, it was expected that there will be ripple effects from any disruptions in the oil market. Furthermore, with a prolonged heat wave in May, temperatures in North India reached 45 degrees Celsius. Natural gas, hence, LNG demand for India’s power sector significantly increased, which created an additional support for JKM prices. Overall, JKM prices averaged at $10.3/MMBtu in the first half of 2024.
The following table shows quarterly average spot prices of natural gas:

Natural gas
Source:	EEX PEGAS	Thomson Reuters	Thomson Reuters
	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2023	53.31	2.74	18.07
Q2 2023	35.29	2.33	11.08
Q3 2023	33.49	2.66	12.59
Q4 2023	41.01	2.92	15.82

Q1 2024	27.50	2.10	9.42
Q2 2024	31.82	2.32	11.10
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.).
Similar to historical trends, in the first half of 2024, electricity prices were greatly affected by natural gas and CO2 prices and marginal cost of power generation from gas power plants became the key indicator for electricity prices.
In the first half of 2024, electricity prices in France were driven by reliable baseload nuclear generation. Therefore, availability of high nuclear power in France with an average generation of 44 per Gigawatt hour ("/GWh") in the first quarter of 2024 and 36.9/GWh in the second quarter of 2024 (compared to 39.6/GWh in the first quarter of 2023 and 33.2/GWh in the second quarter of 2023) became the fundamental effect on the supply side. In addition, dammed hydro levels in France remained high as compared to 2023, which provided additional flexibility against price increases. On the demand side, in the first quarter of 2024, temperatures remained on an average 2°C above the seasonal norms. Combined with lack of any prolonged cold spell, residential power demand remained low. Industrial power demand also remained weak in the first half of 2024.
Nuclear phase out of Germany in 2023 left the country more dependent on existing thermal generation units, mainly gas and coal power plants. In low power demand periods, while France benefited from cheaper baseload nuclear generation, Germany continued to use their more costly thermal units. This trend became the reason for an increasing daily average price spread between France and Germany. Average price spread between Germany and France was €4.7/MWh in the first quarter of 2024 and €41.9/MWh in the second quarter of 2024 as compared to -€14.5/MWh and €0.7/MWh, respectively, for similar periods in 2023.

16	Interim Management Report
Business overview
continued
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the 2023 and the first half of 2024:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2023	115.80	130.33	127.40
Q2 2023	92.29	91.58	92.81
Q3 2023	90.78	85.71	87.14
Q4 2023	82.27	81.22	82.36

Q1 2024	67.67	62.94	67.20
Q2 2024	71.76	29.83	54.09
Ocean freight
Following a significant freight rate increase in the first quarter of 2024, which saw Capesize rates soar to their highest level since 2010, as measured on a quarterly average basis, the freight market for the dry bulk sector continued its strong run in the second quarter of 2024. Defying what usually is a seasonally weak month, Capesize rates for June 2024 were more than 80% higher as compared to June 2023. While the stronger than expected market is largely driven by an unexpected demand side surge, it has also been a volatile market, with spot rates across various vessel segments experiencing strong fluctuations, partially driven by high activity among paper traders.
While there is positive momentum in the dry bulk sector, helped by an expected loosening of monetary policy in the coming months, there remains persistent weakness in several major sectors of China's economy, where a crisis-ridden property sector is weighing heavily on steel production rates.
The impact of Houthi attacks on commercial shipping in the Red Sea has caused a significant reduction in Suez canal crossings as owners are opting for the longer route via the Cape of Good Hope. While the total number of vessels going via the Red Sea appears to have stabilized somewhat, the resulting supply-side reduction caused by longer voyage times via the Cape of Good Hope when paired with the seasonally strong trades has led to an overall tighter freight market. Current transit volumes are around 50% of normal, driving an expected 1.2% increase in bulkier demand as a result. Panama Canal disruptions have also increased tonne mileage, adding positive pressure to freight rates. Sentiment remains positive for the remainder of the year, as is reflected in relatively firm asset prices, with firm iron ore and bauxite markets expected to drive the Capesize market in particular.
The Baltic Dry Index (“BDI”) average for the first half of 2024 was 1,836 points compared to 1,162 points in the first half of 2023. Capesize rates for the first half of 2024 have increased 90% year-on-year, averaging at $23,475/day, as compared to $12,352/day for the same period in 2023. The average rates for full year 2023 were $16,389/day. The Panamax market has also been firm, averaging $15,914/day in the first half of 2024, a year-on-year 35% increase as compared to $11,787/day in the first half of 2023. Average rates in 2023 were $12,854/day.
Projected fleet growth across all segments for 2024 is around 3.1% year-on-year. Bulk carrier operating speeds are down around 1% year-on-year so far in 2024, which is contributing to tonne mile demand growth.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock in a set exchange rate, as per its risk management policies.
In the first half of 2024, the euro depreciated from 1.1050 against the U.S. dollar at December 31, 2023 to 1.0705 at June 30, 2024, due to interest rate differentials between the U.S. Federal Reserve and the European Central Bank. In addition, markets weighted the risks of political uncertainty in a context of election year.
The Polish zloty depreciated throughout the first half of 2024 from 3.93 at December 31, 2023 to 4.03 at June 30, 2024. The Polish zloty suffered from positive U.S macroeconomic data in addition to interest rate differentials between the Polish central bank and the U.S. Federal Reserve.
The Ukrainian hryvnia depreciated throughout the first half of 2024 from 37.98 at December 31, 2023 to 40.54 at June 30, 2024. Since October 2023 the National Bank of Ukraine ("NBU") has abandoned the fixed official UAH rate against the U.S. dollar at 36.57 (implemented since July 2022 due to the geopolitical situation with Russia) and switched to a controlled exchange rate. To do so, the NBU is particularly active on the foreign exchange market, using its foreign currency reserves to manage the value of its currency.
The Indian rupee depreciated against the U.S. dollar throughout the first half of 2024 from 83.17 at December 31, 2023 to 83.37

Interim Management Report	17
Business overview
continued

at June 30, 2024, due to high dependency on energy imports and an uncertain geopolitical context.
The South African rand appreciated marginally against the U.S. dollar from 18.55 at December 31, 2023 to 18.48 at June 30, 2024 in the context of a positive coalition government and yield differentials with the U.S. dollar.
The Canadian dollar depreciated against the U.S. dollar during the first half of 2024 from 1.32 at December 31, 2023 to 1.37 at June 30, 2024. Local inflation coupled with post-COVID price adjustments supported the depreciation of the Canadian dollar. Furthermore, the interest rate differentials between the U.S. dollar and the Canadian dollar led the U.S. dollar to appreciate.
The Mexican peso depreciated during the first half of 2024 against the U.S. dollar from 16.94 at December 31, 2023 to 18.28 at June 30, 2024 due to political change in Mexico and interest rate differentials between the U.S. Federal Reserve and the Bank of Mexico.
The Brazilian real depreciated against the U.S. dollar during the first half of 2024 from 4.84 at December 31, 2023 to 5.56 at June 30, 2024, amid fiscal plan issues coupled with rate divergences between the U.S and Brazilian Central Banks.
The Argentine peso depreciated against the U.S. dollar during the first half of 2024 from 808.45 at December 31, 2023 to 912.00 at June 30, 2024, in connection with poor economic conditions, debt issues and hyperinflation of around 90%.

18	Interim Management Report
Business overview
continued
Trade and import competition
Europe
After import penetration fell slightly to 16% in 2020 as the COVID-19 pandemic led to a sharp decline in imports, import penetration increased to 19% in 2021 despite a strong rebound in ASC, as supply-side constraints led to elevated steel prices, which attracted a sharp increase in steel imports. In 2022, the Russian invasion of Ukraine in February triggered an energy crisis in Europe, causing both ASC and imports to decline during the second half of 2022. As a result, import penetration only rose marginally to 20% in 2022. In 2023, while subdued demand in Europe meant both ASC and imports declined year-on-year, the decrease in imports was slightly greater than the fall in ASC, which led to import penetration declining slightly to 19%. During the first half of 2024, while underlying real demand fell, an end to destocking led to ASC stagnating, with imports rising by approximately 5%, and import penetration has increased again to around 19.5%.
Traditionally, imports into EU27 have come from CIS, China, Turkey, developed Asia and the UK, with these regions accounting for approximately 75% of imports between 2015 and 2020. While CIS had a large share of EU imports, accounting for approximately 25% of imports in 2020 and 2021, the war in Ukraine and the EU’s subsequent sanctions against Russia have resulted in a sharp decline in imports from CIS, particularly during the second half of 2022, and the share of imports from CIS decreased to 11% in 2022. In 2023, with finished steel imports from Russia banned, the share of imports from CIS fell further to 6% and held steady during the first half of 2024. In Turkey, while imports share declined to 11% in 2023 due to strong domestic demand, as activity strongly recovered post-earthquake. Imports from Turkey are now recovering and increased during the first half of 2024 from weak levels in 2023, with import share rising to 15% from 11% in 2023, only slightly below the peak 17% share in 2021. While imports from Asia Pacific also increased from 2023 levels, due to the much higher rise in Turkish imports, Asian import share declined to 56% from 59% in 2023. While developed Asia share declined to 22% (from 26%) and China down to 7% (from 10%), this was partially offset by higher Indian share at 16% (from 11%) while share from ASEAN was broadly stable at 12%.
Source: Eurostat imports to May 2024, internal company estimate for June 2024. ASC data from Eurofer to April 2024, internal company estimates for May and June 2024.
United States
In 2021, a combination of a strong post-pandemic steel demand recovery and elevated steel prices relative to global levels, meant imports grew over 40% year-on-year, far exceeding ASC growth (21% year-on-year), leading import penetration to increase to approximately 21% in 2021 from 18% in 2020.
The weakening trend in imports since late 2022 continued through 2023, with imports falling by approximately 14% year-on-year while ASC only declined by approximately 3.5% year-on-year. The much sharper decline in imports pushed import penetration down to approximately 21%. During the first half of 2024, while imports rose slightly by approximately 1.4%, ASC declined by around 1.4% meaning import penetration rose to approximately 22%.
Traditionally, only around one-third of U.S. finished steel imports come from within USMCA, but since 2019 imports from Canada and Mexico have increased their share to approximately 40%, mainly at the expense of Europe, whose import share fell. However, in 2022, after section 232 tariffs were removed, the EU import share returned to pre-2019 levels at approximately 14% in 2022, from 11% in 2021, while import share from developed Asia remained approximately 20%. In 2023, the breakdown of imports into the U.S. was largely stable, with stable import share from USMCA at about 42%, EU27 at approximately 15%, and developed Asia at 20%. During the first half of 2024, there was little significant change in import share of major regions. Import share from USMCA – Canada and Mexico was around 40%, while EU27 and developed Asia remained at 15% and 19%, respectively.
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2024, internal Company estimate for June 2024.
China
In 2022, finished steel exports rose by only 0.8% year-on-year to 67.4 million tonnes (66.9 million tonnes in 2021), with exports increasing from only 4.4 million tonnes per month in the first quarter to 6.8 million tonnes in the second quarter of 2022 as major lockdowns in China caused a weakening of domestic steel demand. Exports fell back during the second half of 2023 to an average of 5.7 million tonnes per month. Despite the early reopening in December 2022 and the front-loading of infrastructure spending, Chinese domestic steel demand declined slightly in 2023 as the real estate sector declined sharply. With weak demand in China and a large price gap to ex-China, Chinese steel producers were incentivized to maintain production and push exports to overseas markets. As a result, Chinese finished steel exports increased strongly in 2023, to 91.2 million tonnes, significantly higher than 2022 (67.4 million tonnes) and reaching the highest level since 2016 (109 million tonnes). Furthermore, with import share falling to 8 million tonnes in 2023 from 11 million in 2022, net exports increased even more sharply to 84 million tonnes from 57 million in 2022, an increase of 47%. With persistent weakness in domestic demand, Chinese steel producers continue to maintain exports at high levels, with finished steel exports rising by 22% year-on-year during the first half of 2024, averaging 8.9 million tonnes per month. With imports falling further, by 3% year-on-year during the first half of 2024, net exports increased more sharply

Interim Management Report	19
Business overview
continued

by 24% year-on-year. Overall, in the first half of 2024, Chinese finished steel exports rose to an annual rate of approximately 107 million tonnes.
While most Chinese exports are delivered to regions which are not core to the Company’s business due to the protection of trade measures, Chinese exports still negatively impact the Company both directly and indirectly. The share of Chinese exports to EU27 or North America remains relatively low and stable at approximately 6% in first half of 2024, compared to 7% in 2023. The share of exports to ASEAN rose slightly to 31% (2023: 29%), offset by a lower share to developed Asia (12%, down from 13% in 2023). Export shares to other regions remained broadly stable (e.g. Latin America: 11% and Turkey: 4%). If, as expected, China enters a period of declining steel demand over the next decade, China will need to reduce its domestic steel making capacity or exports to the rest of the world will likely continue to rise.
Source: China NBS trade data until June 2024. Trade flows by destination to May, internal company estimate for June 2024.
Operating results for the six months ended June 30, 2024 as compared to six months ended June 30, 2023
As from January 1, 2024, ArcelorMittal implemented changes to its organizational structure. India and joint ventures are presented as a new operating segment including the joint ventures AMNS India, VAMA and AMNS Calvert as well as other associates, joint ventures ("JVs") and other investments although the results of these entities are still included in the line “Investments in associates, joint ventures and other investments" and discussed in such section. The segment Sustainable Solutions is composed of a number of high-growth, niche, capital light businesses playing an important role in supporting climate action (including renewables, special projects and construction business), which were previously reported within the Europe segment and are now reported as a separate operating segment. The NAFTA segment has been renamed North America. Finally, following the sale of the Company’s operations in Kazakhstan, the remaining operations of the former ACIS segment, i.e. ArcelorMittal Kryvyi Rih and ArcelorMittal South Africa, have been assigned to Others. Segment disclosures have been recast to reflect this new segmentation in conformity with IFRS.
The following discussion and analysis should be read in conjunction with ArcelorMittal's interim condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in six segments: North America, Brazil, Europe, India and JVs, Sustainable Solutions and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash provided by operating activities.
Health and safety
Protecting the safety, health and wellbeing of employees remains the Company’s overarching priority. The Company-wide safety audit by dss+, which encompass the three pillars of fatality prevention standards, process risk management and governance, is progressing and running on schedule for completion during the third quarter of 2024 and will support the Company's pathway to zero serious injuries and fatalities. The groundwork was completed at the end of July and included:
•155 onsite audits of the fatality prevention standards covering the Company’s three main occupational risks (injured by a machine that was not properly isolated or turned off, crushed by a vehicle or moving machine, and falling from height)
•14 process safety risk management assessments of the highest priority countries and assets (including JVs)
•approximately 300 interviews with the ArcelorMittal Board, senior leadership, health and safety personnel and unions
•approximately 100 focus groups on practical perception of safety issues (more than 70 took place onsite in 12 plants)
•over 100 observations of key meetings to understand how health and safety is discussed at all levels e.g. the Board Sustainability Committee to production meetings
•review of policies and other documentation to understand how effectively health and safety is governed and communicated
Dss+ has now moved into the action planning phase and the key recommendations to be subsequently published. There is a clear engagement and full support from leadership across the organization to further improve the execution of the safety culture and risk management strategy to make ArcelorMittal a better, safer company.
Health and safety performance, based on the Company’s personnel figures and contractors' LTIF rate, was lower at 0.59 for the six months ended June 30, 2024 as compared to 0.70 for the six months ended June 30, 2023.

20	Interim Management Report
Business overview
continued

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2024	2023

North America	0.14	0.18
Brazil	0.13	0.32
Europe	1.14	1.38
Sustainable Solutions	0.98	0.95
Mining	0.16	0.11
Others [1]	0.60	0.62
Total	0.59	0.70
1.Others include operations in Ukraine and South Africa. Others also include Kazakhstan operations for the six months ended June 30, 2023.
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2024 as compared with the six months ended June 30, 2023:

(in $ millions)	Sales for the six months ended June 30,[1]		Operating income (loss) for the six months ended June 30,[1]
Segment	2024	2023	2024	2023
North America	6,509	6,848	923	1,117
Brazil	6,294	6,894	627	876
Europe	15,669	17,766	263	744
Sustainable Solutions	5,780	6,330	81	189
Mining	1,370	1,584	396	599
Others and eliminations	(3,091)	(2,315)	(172)	(408)	'
Total	32,531	37,107	2,118	3,117
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.

Others and eliminations		Six months ended June 30,
(in $ millions)	Note	2024	2023
Corporate and shared services	1	(152)	(174)
Financial activities		(15)	(15)
Ukraine and South Africa operations	2	57	(95)
Shipping and logistics		3	2
Intragroup stock margin eliminations		24	40
Depreciation		(89)	(166)
Others and eliminations		(172)	(408)
1. Includes primarily staff and other holding costs and results from shared service activities.
2. Includes also Kazakhstan for the six months ended June 30, 2023.

Shipments and average, steel selling prices and iron ore production
ArcelorMittal’s steel shipments decreased 4.6% to 27.3 million tonnes for the six months ended June 30, 2024, as compared to 28.7 million tonnes for the six months ended June 30, 2023. On a scope adjusted basis (i.e. excluding Kazakhstan operations that were sold on December 7, 2023 and ArcelorMittal Pecém consolidated on March 9, 2023), steel shipments in the first half of 2024 decreased by 1.1% as compared to the first half of 2023.
Average steel selling prices decreased by 7.5% for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.
ArcelorMittal's total iron ore production decreased by 7.4% to 19.7 million tonnes (including 12.4 million tonnes in the Mining segment) for the six months ended June 30, 2024 as compared to 21.3 million tonnes (including 13.1 million tonnes in the Mining segment) for the six months ended June 30, 2023.
Sales
ArcelorMittal’s sales decreased by 12.3% to $32.5 billion for the six months ended June 30, 2024, from $37.1 billion for the six months ended June 30, 2023, primarily due to lower steel shipments and 7.5% lower average steel selling prices as discussed above.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs as well as direct labor costs, depreciation and impairment. Cost of sales for the six months ended June 30, 2024 was $29.2 billion, decreasing as compared to $32.8 billion for the six months ended June 30, 2023, mainly as a result of lower steel shipments and energy costs.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2024 was lower at $2,118 million, compared to $3,117 million for the six months ended June 30, 2023, primarily as a result of negative price-cost effect (predominantly on account of lower average steel selling prices) and lower steel shipments including impacts in the North America segment of an illegal blockade at the Company's Mexican operations discussed below.

Interim Management Report	21
Business overview
continued

North America
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2024	2023
Sales	6,509	6,848
Operating income	923	1,117
Depreciation	(249)	(253)
Crude steel production (thousand tonnes)	4,003	4,420
Flat product shipments	4,110	4,254
Long product shipments	1,385	1,358
Others and eliminations	(231)	(165)
Steel shipments (thousand tonnes)*	5,264	5,447
Average steel selling price ($/tonne)	1,041	1,052
*North America steel shipments include slabs sourced by North America from Group subsidiaries (primarily Brazil) and sold to the AMNS Calvert joint venture which are then eliminated on consolidation. These shipments can vary between periods due to slab sourcing mix and timing of vessels in a period. 957,000 tonnes in the first half of 2024 and 834,000 tonnes in the first half of 2023.
Crude steel production, steel shipments and average steel selling price
Crude steel production in the North America segment decreased 9.4% to 4.0 million tonnes for the six months ended June 30, 2024 as compared to 4.4 million tonnes for the six months ended June 30, 2023. Since May 24, 2024, ArcelorMittal Mexico's steel plant in Lazaro Cardenas and mine located in the Tenencia La Mira in the state of Michoacán had been impacted by an illegal blockade by a group of workers due to their dissatisfaction with the distribution of profit sharing by the Company. In order to maintain safety within and outside the plant, the Company halted the blast furnace and mining operations, and undertook mitigation actions to continue to serve customers. The impact is an estimated loss of approximately 400,000 tonnes of steel shipments and $0.1 billion operating income. On July 19, 2024, the Company announced that it approved a new settlement with unions with an agreement to end the strike leading to a gradual restart of production and shipments.
Steel shipments in the North America segment decreased 3.4% to 5.3 million tonnes for the six months ended June 30, 2024, from 5.4 million tonnes for the six months ended June 30, 2023 primarily driven by the illegal blockade at the Company's Mexican operations.
Average steel selling prices in the North America segment decreased marginally 1.0% to $1,041/tonne for the six months ended June 30, 2024 from $1,052/tonne for the six months ended June 30, 2023, in line with the trend in market prices.
Sales
Sales in the North America segment decreased 4.9% to 6.5 billion for the six months ended June 30, 2024, compared to $6.8 billion for the six months ended June 30, 2023, mainly due to 3.4% lower steel shipments and 1.0% lower steel average steel selling prices.
Operating income
Operating income for the North America segment for the six months ended June 30, 2024 was $923 million, as compared to $1,117 million for the six months ended June 30, 2023, mainly due to lower steel shipments and higher costs primarily related to the above mentioned illegal blockade action in Mexico.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2024	2023
Sales	6,294	6,894
Operating income	627	876
Depreciation	(182)	(177)
Crude steel production (thousand tonnes)	7,171	6,784
Flat product shipments	4,578	4,103
Long product shipments	2,276	2,451
Others and eliminations	(37)	(34)
Steel shipments (thousand tonnes)	6,817	6,520
Average steel selling price ($/tonne)	854	991
Crude steel production, steel shipments and average steel selling price
Crude steel production in the Brazil segment increased 5.7% to 7.2 million tonnes for the six months ended June 30, 2024, as compared to 6.8 million tonnes for the six months ended June 30, 2023 including the impact of ArcelorMittal Pecém consolidated from March 9, 2023.
Total steel shipments in the Brazil segment increased 4.6% to 6.8 million tonnes for the six months ended June 30, 2024, as compared to 6.5 million tonnes for the six months ended June 30, 2023 including the impact of ArcelorMittal Pecém consolidated from March 9, 2023.
Average steel selling prices in the Brazil segment decreased 13.8% to $854/tonne for the six months ended June 30, 2024 from $991/tonne for the six months ended June 30, 2023, in line with the trend in market prices.
Sales
Sales in the Brazil segment decreased 8.7% to $6.3 billion for the six months ended June 30, 2024, as compared to $6.9 billion for the six months ended June 30, 2023, primarily due to 13.8% lower average steel selling prices offset in part by 4.6%

22	Interim Management Report
Business overview
continued
higher steel shipments. Sales in the Brazil segment in the first half of 2024 were also impacted by the devaluation of the Argentinian peso.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2024 was $627 million as compared to $876 million for the six months ended June 30, 2023. Operating income decreased 28.4% mainly due to a negative price-cost effect (i.e., the decline in selling prices exceeded the decline in costs) offset in part by higher shipment volumes.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2024	2023
Sales	15,669	17,766
Operating income	263	744
Depreciation	(542)	(533)
Crude steel production (thousand tonnes)	15,645	14,507
Flat product shipments	10,508	10,517
Long product shipments	4,143	4,216
Others and eliminations	(8)	(6)
Steel shipments (thousand tonnes)	14,643	14,727
Average steel selling price ($/tonne)	937	1,026
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 7.8% to 15.6 million tonnes for the six months ended June 30, 2024, from 14.5 million tonnes for the six months ended June 30, 2023, which was negatively impacted by outages of blast furnaces ("BF") in Gijón, Spain (BF A) and Dunkirk, France (BF 4) in late March 2023 prior to restart in mid-July 2023.
Steel shipments in the Europe segment slightly decreased to 14.6 million tonnes for the six months ended June 30, 2024, as compared to 14.7 million tonnes for the six months ended June 30, 2023.
Average steel selling prices in the Europe segment decreased 8.7% to $937/tonne for the six months ended June 30, 2024 from $1,026/tonne for the six months ended June 30, 2023 in line with the trend in market prices.
Sales
Sales in the Europe segment decreased 11.8% to $15.7 billion for the six months ended June 30, 2024 as compared to $17.8 billion for the six months ended June 30, 2023, primarily due to a 8.7% decrease in average steel selling prices.

Operating income
Operating income for the Europe segment for the six months ended June 30, 2024 was $263 million, as compared to $744 million for the six months ended June 30, 2023, primarily due to a negative price-cost effect (decline in selling prices more than offsetting lower costs).

India and JVs
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2024	2023
Income from investments in associates, joint ventures and other investments	423	711
Income from investments in associates, joint ventures and other investments was lower at $423 million for the six months ended June 30, 2024, as compared to $711 million for the six months ended June 30, 2023 mainly driven by lower contributions from AMNS India. See also below Investments in associates, joint ventures and other investments.

Sustainable Solutions
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2024	2023
Sales	5,780	6,330
Operating income	81	189
Depreciation	(84)	(70)
Sales
Sales in the Sustainable Solutions segment decreased 8.7% to $5.8 billion for the six months ended June 30, 2024 as compared to $6.3 billion for the six months ended June 30 2023, primarily due to weaker market conditions including lower activity levels and prices.
Operating income
Operating income for the Sustainable Solutions segment for the six months ended June 30, 2024 was $81 million, as compared to operating income of $189 million for the six months ended June 30, 2023, primarily due to lower margins impacted by weaker market conditions.
The 1GW India renewables project in Andhra Pradesh, Southern India began commissioning in the second quarter of 2024 and will start up in a phased manner. The $0.7 billion strategic project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. AMNS India also entered into a 25 year off-take agreement with ArcelorMittal to purchase 250MW of renewable electricity annually from the project which will result in further savings at the joint venture with more than 20% of the electricity

Interim Management Report	23
Business overview
continued

requirement at AMNS India’s Hazira plant coming from renewable sources.
On May 31, 2024, ArcelorMittal Construction completed the acquisition of Italpannelli SRL in Italy and Italpannelli Iberica in Spain (following the earlier purchase of Italpannelli Germany in March 2023). The acquisition adds considerable strategic value to ArcelorMittal Construction’s business by significantly increasing ArcelorMittal Construction’s capabilities in its panel business to access new geographies and deliver in new markets (an area of growth focus), enriches its product portfolio and provides opportunities to capture significant synergies identified with efficiency gains and cost benefits.

Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2024	2023
Sales	1,370	1,584
Operating income	396	599
Depreciation	(131)	(112)
Iron ore production (million tonnes)	12.4	13.1
Iron ore shipments (million tonnes)	12.5	14.0

Iron ore production (million tonnes)		Six months ended June 30,
	Type	Product	2024	2023
AMMC	Open pit	Concentrate, lump, fines and pellets	11.2	10.8
ArcelorMittal Liberia	Open pit / Underground	Fines	1.2	2.3
Total iron ore production			12.4	13.1
Production
Iron ore production for the Mining segment decreased 5.3% to 12.4 million tonnes for the six months ended June 30, 2024 from 13.1 million tonnes for the six months ended June 30, 2023. Iron ore production was impacted by rail disruption at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC") following wildfires in the Port Cartier region during the last few weeks of June 2024 and unplanned maintenance. Production at ArcelorMittal Liberia was impacted by rail accidents in the fourth quarter of 2023 and in the first quarter of 2024.
Sales
Sales in the Mining segment decreased 13.5% to $1.4 billion for the six months ended June 30, 2024 from $1.6 billion for the six months ended June 30, 2023, primarily due to 10% lower iron ore shipments and slightly lower iron ore prices. Sales to external customers were $496 million for the six months ended
June 30, 2024, representing a 6.4% decrease compared to $530 million for the six months ended June 30, 2023, primarily due to lower iron ore shipments.
Mining segment iron ore shipments decreased 10.3% to 12.5 million tonnes for the six months ended June 30, 2024 from 14.0 million tonnes for the six months ended June 30, 2023, primarily due to lower production as discussed above.
With respect to average iron ore reference prices, the average seaborne iron ore spot price of $117.69/tonne (delivered to China, normalized to Qingdao and 62% Fe US$ per tonne, Metal Bulletin) for the six months ended June 30, 2024 was stable as compared to the six months ended June 30, 2023. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices at a given time. See also quarterly reference prices in "Raw Materials - Iron ore" above.
Operating income
Operating income for the Mining segment for the six months ended June 30, 2024 was $396 million, as compared to $599 million for the six months ended June 30, 2023, primarily due to lower iron ore prices and lower shipments.
Investments in associates, joint ventures and other investments
ArcelorMittal has investments in various joint ventures and associates. The Company considers AMNS Calvert and AMNS India joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2024	2023
Production (100% basis) (thousand tonnes)	3,851	3,557
Steel shipments (100% basis) (thousand tonnes)	3,908	3,509
Sales (100% basis)	3,395	3,318
Crude steel production of AMNS India increased by 8.3% from 3.6 million tonnes in the first half of 2023 to 3.9 million tonnes in the first half of 2024. Steel shipments of AMNS India increased by 11.4% from 3.5 million tonnes in the first half of 2023 to 3.9 million tonnes in the first half of 2024. Sales increased 2.3% from $3.3 billion in the first half of 2023 to $3.4 billion in the first half of 2024. During the six months ended June 30, 2024, AMNS India experienced a negative price-cost effect including a lower impact from natural gas hedges.

24	Interim Management Report
Business overview
continued

AMNS Calvert
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2024	2023
Production (100% basis) (thousand tonnes)	2,418	2,424
Steel shipments (100% basis) (thousand tonnes)	2,276	2,327
Sales (100% basis)	2,480	2,551
Production1 of AMNS Calvert remained stable at 2.4 million tonnes in the first half of 2024 and 2023 while steel shipments2 decreased by 2.2% from 2.33 million tonnes in the first half of 2023 to 2.28 million tonnes in the first half of 2024. Sales were 2.8% lower at $2.48 billion in the first half of 2024 as compared to $2.55 billion in the first half of 2023. During the six months ended June 30, 2024, AMNS Calvert experienced a negative price-cost effect in particular during the second quarter of 2024.
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

Financing costs – net
Net interest expense (interest expense less interest income) was lower at $70 million for the six months ended June 30, 2024 as compared to $111 million for the six months ended June 30, 2023.
Foreign exchange and other net financing losses (which includes foreign currency swaps, bank fees, interest on pension obligations, impairment of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) were higher at $513 million for the six months ended June 30, 2024, as compared to $250 million for the six months ended June 30, 2023. Foreign exchange loss for the first half of 2024 was $310 million as compared to a foreign exchange loss of $29 million in the first half of 2023 largely due to the appreciation of the U.S. dollar against most currencies.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $472 million for the six months ended June 30, 2024, as compared to $420 million for the six months ended June 30, 2023, which included $28 million and $178 million of deferred tax income, respectively.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2024 was $44 million as compared to $91 million for the six months ended June 30, 2023. Net income attributable to non-controlling interests for the six months ended June 30, 2024 primarily relates to the non-controlling shareholders’ share of net income recorded in AMMC and Belgo Bekaert Arames in Brazil.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2024 was $1,442 million, or $1.80 basic earnings per common share, as compared to $2,956 million for the six months ended June 30, 2023, or $3.47 basic earnings per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2024, ArcelorMittal’s cash and cash equivalents (including restricted cash of $65 million) totaled $5.9 billion as compared to $7.8 billion (restricted cash of $97 million) as of December 31, 2023. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving

Interim Management Report	25
Business overview
continued

credit facilities as of June 30, 2024 and $5.4 billion as of December 31, 2023.
As of June 30, 2024, ArcelorMittal’s total debt, which includes long-term debt, net of current portion and short-term debt and current portion of long-term debt was $11.1 billion, as compared to $10.7 billion as of December 31, 2023.
Net debt (defined as long-term debt, net of current portion ($8.8 billion) plus short-term debt and current portion of long-term debt ($2.3 billion), less cash and cash equivalents and restricted cash ($5.9 billion)) was $5.2 billion as of June 30, 2024, up from $2.9 billion at December 31, 2023 (comprised of long-term debt ($8.4 billion) plus short-term debt ($2.3 billion) less cash and cash equivalents and restricted cash ($7.8 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt of $5.2 billion divided by total equity of $54.3 billion) at June 30, 2024 was higher at 10% as compared to 5% (defined as net debt of $2.9 billion divided by total equity of $56.0 billion) at December 31, 2023.
On May 29, 2024, ArcelorMittal signed an agreement for a new $5.5 billion revolving credit facility replacing the previous one (see below).

The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 16, 2023, Standard & Poor's upgraded its outlook on ArcelorMittal's to positive on expected strengthening of the business and affirmed the 'BBB-' investment grade rating. On February 19, 2024, Moody’s revised its outlook on ArcelorMittal to 'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the ‘Baa3’ investment grade rating.

ArcelorMittal's $5.5 billion revolving credit facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances.
The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2024. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations. The Company was in compliance with the financial covenant related to this borrowing as of June 30, 2024.
As of June 30, 2024, ArcelorMittal had guaranteed $350 million of debt of its operating subsidiaries, compared to $234 million as of December 31, 2023. See also note 13 to the interim condensed consolidated financial statements for all other ArcelorMittal guarantees for joint ventures indebtedness of $5.5 billion including $3.8 billion issued on behalf of AMNS India, $739 million issued on behalf of AMNS Calvert, $196 million issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and $393 million in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. (“AMNS Luxembourg”), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation ("JBIC"), MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch) in connection with the acquisition of AMNS India. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. On April 28, 2021, the syndicate of Japanese banks amended the agreement and agreed that the leverage ratio financial covenant would fall away in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which occurred in 2021).
On March 30, 2023, AMNS Luxembourg entered into an additional $5 billion loan agreement (‘JBIC co-financing loan’) with the same syndicate of Japanese banks. As for the above-mentioned loan, the obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The proceeds obtained through the JBIC co-financing loan will be used to finance the expansion of AMNS India’s steelmaking capacity at its Hazira plant from 8.6 million tonnes to 15 million tonnes. In addition to the primary steelmaking capacity expansion, the project includes the development of downstream rolling and finishing facilities that will enhance AMNS India’s ability to produce value-added steels for sectors including defense, automotive and infrastructure.

26	Interim Management Report
Business overview
continued
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2024.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2024	2024	2025	2026	2027	≥2028	Total
Bonds	0.3	1.0	1.0	1.2	3.7	7.2
Commercial paper	0.9	-	-	-	-	0.9
Other loans	0.4	0.8	0.3	0.7	0.8	3.0
Total debt	1.6	1.8	1.3	1.9	4.5	11.1
The average debt maturity of the Company was 6.9 years as of June 30, 2024, as compared to 5.7 years as of December 31, 2023.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in note 8 to the interim condensed consolidated financial statements.
Principal credit facilities
On May 29, 2024, ArcelorMittal signed a new $5.5 billion revolving credit facility (the "Facility") which replaced the $5.5 billion revolving credit facility dated December 19, 2018 (amended on April 27, 2021) to incorporate a single tranche of $5.5 billion maturing on May 29, 2029, with two one-year extension options at the lenders’ discretion (i.e. the options to extend are to be exercised before the dates that are respectively one and two years after the signing date of the agreement). The Facility may be used for general corporate purposes and was fully available as of June 30, 2024.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit facility, whose amount and maturity have been revised from time to time, amounted to $395 million at June 30, 2024. On July 31, 2024, the Company refinanced its Letter of Credit Facility by entering into a $445 million revolving multicurrency letter of credit facility, which extended the maturity from July 31, 2024 to July 31, 2027, with two one-year extension options.
For information on the financing transactions the Company completed during the six months ended June 30, 2024, see note 8 to the interim condensed consolidated financial statements.
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables
(“TSR”)). As of June 30, 2024, the outstanding balance of receivables sold as true sales of receivables amounted to $4.4 billion ($4.5 billion as of December 31, 2023). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold. Therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 82 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2.7 billion of trade payables were subject to early discount by its suppliers as of June 30, 2024 as compared to $2.9 billion as of December 31, 2023). Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2024, a 5 day decrease in trade payable days would result in a trade payables decrease of $677 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of June 30, 2024. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of June 30, 2024, ArcelorMittal had various outstanding obligations mostly related to:

Interim Management Report	27
Business overview
continued

•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2024 and beyond. These various purchase commitments and long-term obligations will have an effect on
ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 13 to the interim condensed consolidated financial statements. ArcelorMittal also has various environmental and asset retirement obligations as of June 30, 2024 which are further detailed in note 10 to the interim condensed consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2024 and 2023:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2024	2023
Net cash provided by operating activities	973	3,036
Net cash used in investing activities	(2,004)	(3,884)
Net cash used in financing activities	(546)	(2,839)
Net cash provided by operating activities
For the six months ended June 30, 2024, net cash provided by operating activities decreased to $1.0 billion as compared to $3.0 billion for the six months ended June 30, 2023.
Net cash provided by operating activities for the six months ended June 30, 2024 included a $1.6 billion investment in "operating working capital" predominantly resulting from a seasonal effect during the first quarter of 2024 and is composed of outflows of $0.8 billion, $0.7 billion and $0.1 billion for trade accounts receivables, trade accounts payables and inventories, respectively. The Company expects the $1.6 billion investment in working capital in the first half of 2024 to reverse by year end. Net cash provided by operating activities for the six months ended June 30, 2023 included a $0.6 billion investment in "operating working capital" predominantly resulting from a seasonal effect during the first quarter of 2023 and was composed of an outflow of $0.6 billion and $0.7 billion for trade accounts payables and trade accounts receivables, respectively, partly offset by a $0.7 billion inflow from inventories.
Net cash used in investing activities
Net cash used in investing activities for the six months ended June 30, 2024 was $2.0 billion as compared to net cash used in investing activities of $3.9 billion for the six months ended June 30, 2023.
Purchases of property, plant and equipment and intangibles ("capital expenditures") slightly increased for the six months ended June 30, 2024 to $2.2 billion as compared to $2.0 billion for the six months ended June 30, 2023. Capital expenditures for the six months ended June 30, 2024 included $0.7 billion of strategic growth capital expenditures (primarily including the Liberia expansion project (first concentrate), the renewable energy project in India and Mardyck electrical steels) and $0.1 billion of decarbonization capital expenditures.
Capital expenditures for the full year 2024 is expected to remain within the range of $4.5-$5.0 billion (of which $1.4-$1.5 billion is expected as strategic growth capital expenditures, $0.3-$0.4 billion decarbonization capital expenditures and $2.8-$3.1 billion for normative capital expenditures).

28	Interim Management Report
Business overview
continued

The following tables summarize the Company’s main strategic growth projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing.
Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion	Note #
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	Second quarter 2024 (first coil)	a
Sustainable solutions	Andhra Pradesh (India)	Renewable energy project	1GW of nominal capacity solar and wind power	Commissioning has begun	b
Ongoing projects*

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion	Note #
Brazil	Serra Azul mine	Direct reduction pellet feed plant	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	Second half 2024	c
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	First half 2025	d
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1 million tonnes per year; sinter feed capacity of 2.25 million tonnes per year	Second half 2026	e
Europe	Mardyck (France)	New Electrical Steels production facilities	Facilities to produce 170 thousand tonnes non-grain oriented electrical steels (of which 145 thousand tonnes for auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	Second half 2024 (ACL)	f
Europe	Gijón (Spain)	1.1 million tonnes EAF project	Construction of a new 1.1 million tonnes per year EAF to enable the production of low carbon-emissions steel for the long products sector, specifically rails and wire rod	First half 2026	g
North America	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3 million tonnes per year	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	Second half 2025	h
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes per year	Fourth quarter 2024 (first concentrate)	i
Joint ventures
AMNS India	Hazira (Gujarat)	Expansion project	Debottlenecking existing assets; AMNS India medium-term plans are to expand and grow initially to approximately 15 million tonnes per year by early 2026 in Hazira (phase 1A); ongoing downstream projects; (Phase 1B to 20 million tonnes per year planned; plans for expansion to 24 million tonnes per year (including 1.5 million tonnes per year long capacity) under preparation; additional greenfield
			opportunities under development	Second half 2026	j
AMNS Calvert (US)	Calvert	New 1.5 million tonnes EAF and caster	New 1.5 million tonnes per year EAF and caster	Second half 2024	k
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Interim Management Report	29
Business overview
continued

a.The Vega Do Sul expansion project aims to serve the growing domestic market. The approximately $0.4 billion investment program (and the option to add approximately 100 thousand tonnes organic coating line to serve construction and appliance segments) will upon completion strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through advanced high-strength steels ("AHSS") products. The pickling line and tandem cold mill produced their first coil in June 2023 and the first continuous annealed commercial coil was delivered in June 2024.
b.The 1GW India renewables project has begun commissioning and will start up in a phased manner. Power evacuation (substations and transmission lines) are largely complete while approval for grid connection is awaited. Wind: 99% of wind tower generator ("WTG") civil works has been completed and 94% of WTG erection complete. Solar: 83% of module installation complete. The $0.7 billion project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project provides for 250 MW of uninterrupted renewable power to be supplied annually to AMNS India (ArcelorMittal’s joint venture company in India) resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources.
c.The Serra Azul project represents an investment of approximately $350 million. The DRI quality pellet feed is expected to primarily supply ArcelorMittal Mexico steel operations.
d.The aim of the $0.25 billion investment in sections mill at Barra Mansa (Brazil) is to deliver higher added value products ("HAV") (merchant bar and special bars) to increase domestic market share in HAV products and to enhance profitability. The project completion date is now expected in the first half of 2025 (as compared to previous expectation in the second half of 2024).
e.The Monlevade upstream expansion project consists of the sinter plant, blast furnace and melt shop. Capital expenditure is estimated at $0.8 billion. The project completion date is expected in the second half of 2026.
f.ArcelorMittal, with the support of the French government, is creating a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint-Chély d’Apcher, in the south of France. The completion of the $0.5 billion investment program will occur in 2 steps: the commissioning and start of ramp-up of the end-of-streamline (annealing and coating line and related installations) is expected in the second half of 2024; the start-up of the APL and the REV is expected to occur in the second quarter of 2025.
g.On November 28, 2023, ArcelorMittal announced that ArcelorMittal Asturias had signed a contract with industrial engineering company Sarralle to build a new electric arc furnace ("EAF") in Gijón, as part of the Company’s decarbonization plan for Spain. Civil works on the site started in early 2024. Once the new 1.1 million tonne EAF is operational, the site will be able to switch to producing low carbon-emissions steel for the long products sector, specifically rails and wire rod, making the site highly competitive, in particular for sectors with stringent carbon criteria for public procurement contracts. Currently, these products are made via the blast furnace route. In addition, a de-dusting system and waste heat recovery unit will be installed by Sarralle, as part of the project and in order to maximize energy efficiency in the new EAF. The project is part of ArcelorMittal Europe’s commitment to reduce CO2 emissions by 35% by 2030. Capital expenditure is estimated at $0.2 billion.
h.The approximately $0.2 billion investment project in Las Truchas will enable concentrate production to the blast furnace route (2.0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Production is expected to start in the second half of 2025.
i.ArcelorMittal Liberia has been operating at 5 million tonnes of direct shipping ore ("DSO") since 2011 (Phase 1). The Company restarted construction of a concentrator and associated infrastructure (Phase 2) that targets 15 million tonnes per annum of premium iron ore product. Capital expenditure required to conclude the project sustaining an extended mine life producing 65% grade product is expected at $1.4 billion. Large resource supports a potential future increase in capacity; in this respect a plan for the phased development of up to 30 million tonnes per year capacity is being studied (including part or full DRI quality concentrate production). Subsequently to first concentrate, full completion is expected to occur in the fourth quarter of 2025.
j.AMNS India intends to further debottleneck existing operations (steel shop and rolling parts) in the medium term. The first phase of expansion represents capital expenditures of approximately $7.4 billion ($0.8 billion for debottlenecking, $1.0 billion for downstream projects and $5.6 billion for upstream projects) and started in October 2022. It aims to increase production at the Hazira facility to 15 million tonnes of rolled products by the second half of 2026 (Phase 1A) following the construction of two blast furnaces (blast furnace 2 to start in 2025 and blast furnace 3 in 2026), the capacity increase of the existing blast furnace 1 from 2.2 to 2.8 million tonnes per annum and it includes also a CRM2 complex and galvanizing and annealing line, steel shop, hot strip mill and ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant, etc.) and raw material handling. Continuous galvanizing line No. 4 was commissioned in December 2023, which will enable AMNS India to launch the Magnelis product for the growing renewable energy sector. Feasibility studies are ongoing to further increase production in a second phase from 15 to 20 million tonnes per annum (Phase 1B) with greenfield options being explored.
k.AMNS Calvert plans to invest approximately $1 billion for an on-site steelmaking facility through a 1.5 million tonnes capacity EAF (producing slabs for the existing operations and replacing part of the purchased slabs). Construction commenced in March 2021 after obtaining all environmental permits, and the facility is expected to start in the second half of 2024. The plan includes an option to add further capacity of 1.5 million tonnes at lower capital expenditure intensity.

Net cash used in investing activities for the six months ended June 30, 2024 also included a net inflow of $217 million including mainly $227 million net proceeds from the sale of the Company's remaining 4% stake in Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”) and $111 million inflow in relation to the first installment of an intra-group loan in connection with the sale of ArcelorMittal Temirtau partly offset by a net outflow of $201 million for the acquisition of Italpannelli Spain and Italy.
Net cash used in investing activities for the six months ended June 30, 2023 included $2,346 million cash outflow in connection with the acquisition of ArcelorMittal Pecém for $2,194 million and two acquisitions relating to the Sustainable Solutions reportable segment for $152 million (net of $4 million of cash acquired), outflows of $36 million and $25 million for investments in Boston Metal and TerraPower, respectively, through the Company's XCarb® Innovation Fund and a $49 million equity contribution into the joint venture with Casa dos Ventos, partly offset by cash inflow of $626 million following the sale of 265 million shares in Erdemir.
Net cash used in financing activities
Net cash used in financing activities was $0.5 billion for the six months ended June 30, 2024 as compared to $2.8 billion for the six months ended June 30, 2023.

30	Interim Management Report
Business overview
continued
Net cash used in financing activities for the six months ended June 30, 2024 included primarily the repayment at maturity of the Company's €1.0 billion Fixed Rate Notes due 2024 for the outstanding amount of $579 million (€529 million) and a $890 million outflow relating to share buyback partly offset by a $989 million net inflow from the issuance of $500 million Fixed Rate Notes due 2034 and $500 million Fixed Rate Notes due 2054 and a $224 million inflow from commercial paper. Net cash used in financing activities for the six months ended June 30, 2024 also included $284 million of dividend payments (of which $200 million paid to ArcelorMittal shareholders (first of two installments of the $0.50/share base dividend) and $84 million paid to non-controlling shareholders) and $45 million for lease payments and other financing activities. See note 8 to the interim condensed consolidated financial statements for further details.
Net cash used in financing activities for the six months ended June 30, 2023 included primarily a €1,117 million ($1,207 million) outflow related to repayment of euro denominated notes at maturity, a $704 million outflow relating to share buyback, and a $340 million outflow related to the partial redemption of mandatory convertible bonds. Net cash used in financing activities for the six months ended June 30, 2023 also included $250 million of dividend payments (of which $185 million paid to ArcelorMittal shareholders (first of two installments of the $0.44/sh base dividend) and $65 million paid to non-controlling shareholders) and $144 million for lease payments and other financing activities. See note 8 to the interim condensed consolidated financial statements for further details.
Earnings distribution
On April 30, 2024 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.50 per share. The dividend amounted to $397 million and payment includes two installments; the first one was paid on June 12, 2024 and the second one will be paid on December 4, 2024.
Equity
Equity attributable to the equity holders of the parent decreased to $52.2 billion at June 30, 2024, compared with $54.0 billion at December 31, 2023, primarily due to $1.7 billion of foreign exchange translation losses, share buy back of $0.9 billion under the existing share buy back program announced on May 5, 2023 and approved dividend of $0.4 billion, partly offset by $1.4 billion of net income attributable to the equity holders of the parent. See "Corporate Governance" below.
Treasury shares
ArcelorMittal held 67.4 million shares in treasury at June 30, 2024 compared to 33.5 million shares at December 31, 2023. At June 30, 2024, the number of treasury shares represented 7.9% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buy back described in "Corporate Governance" below.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $149 million for the six months ended June 30, 2024 as compared to $151 million for the six months ended June 30, 2023. In addition, the Company capitalized research and development for $18 million and $10 million during the six months ended June 30, 2024 and 2023, respectively.

Trend information
All information that is not historical in nature and disclosed under “Business Overview”, and in particular in "Outlook", is deemed to be a forward-looking statement and is subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
Overall economic sentiment remains subdued with customers maintaining a “wait and see” approach with no apparent restocking yet. Nevertheless, given the low inventory environment (particularly in Europe) as soon as real demand begins to gradually improve, apparent demand is expected to rebound.
Despite continued headwinds to real demand, World ex-China ASC in 2024 is expected to grow by 2.5% to 3.0% as compared to 2023.
ArcelorMittal expects the following demand dynamics by key region:
•In the U.S., although real demand growth is expected to remain lackluster due to the lagged impact of higher interest rates, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, ASC for flat products is expected to grow by 1.0% to 3.0%;
•In Europe, while the Company assumes a decline in real demand, both automotive and machinery, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, apparent demand for flat products is expected to grow only marginally within a range of 0% to 2%;

Interim Management Report	31
Business overview
continued

•In Brazil, the Company continues to expect a gradual recovery in real steel consumption to support an ASC growth within a range of 1.0% to 3.0%;
•In India, the Company continues to expect another strong year with ASC growth within a range of 7.5% to 9.5%;
•In China, economic growth is expected to weaken. The continued weakness in real estate sector, and the lack of a significant stimulus means limited offsetting demand support from infrastructure spending. As a result, steel consumption is expected to be relatively stable in the range of -1.0% to +1.0%.
The Company remains positive on the medium/long-term steel demand outlook and believes that it is optimally positioned to execute its strategy of growth with capital returns.

32	Interim Management Report
Key transactions and events

Key transactions and events
During the first half of 2024, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On February 20, 2024, ArcelorMittal announced the decision of the Italian Government to place Acciaierie d’Italia SpA (‘ADI’) into extraordinary administration proceedings (“EA”) subsequent to the request of Invitalia, thereby passing control of the company from its current shareholders, ArcelorMittal and Invitalia, to government-appointed commissioners. This ended ArcelorMittal’s involvement in ADI, which started in 2018. Since 2018, ArcelorMittal had been fully committed to the people and assets of ADI, then known as Ilva, investing over €2 billion. This very significant investment enabled ADI to complete an extensive €800 million environmental program on time that ensured compliance with the Integrated Environmental Authorization set out by the Italian Government, as well as invested €1.2 billion in upgrading equipment at all sites. ADI also benefited from hundreds of millions of euros of credit through the provision of raw materials by ArcelorMittal. ArcelorMittal had been keen to address the significant discrepancy in capital investment into ADI by the two shareholders. In discussions preceding the Government’s decision to place ADI into EA, ArcelorMittal had put forward pragmatic proposals to address this while continuing the public-private partnership with Invitalia that was established in April 2021. When the shareholders were not able to agree on acceptable terms, ArcelorMittal also offered to sell its shareholding in ADI to Invitalia. The discussions, despite ArcelorMittal’s best efforts, were not successful. This situation could have been avoided if ADI had been able (after April 2021) to access traditional debt financing and been able to raise the working capital required to fund its ongoing needs, rather than relying on equity injections from its shareholders as its sole source of capital. Unfortunately, the conditions precedent to allow ADI to convert its lease of the assets into a formal purchase – conditions over which ADI had no control, were originally set to be completed before May 2022, and subsequently extended to May 2024, remain unsatisfied. ADI’s financial situation was further impacted by the Italian Government delivering less than one-third of the €2 billion of support measures it offered to ADI, at the time the public-private partnership with Invitalia was established. ADI’s insolvency was declared by the Court of Milan on February 29, 2024. On April 17, 2024, the Italian Government issued a decree placing ADI’s parent company, ADI Holding, in EA and naming the ADI commissioners also as ADI Holding's commissioners. On the same date, ADI’s commissioners requested the Court of Milan to declare ADI Holding insolvent. To date, the Court of Milan has not yet ascertained ADI Holding's insolvency, which is a requirement underpinning the EA proceeding. At a hearing held on June 12, 2024, the judge decided to appoint a technical expert to assess the financial conditions of ADI Holding. A final decision is expected by the end of September 2024. On April 18, 2024, ArcelorMittal filed an appeal before Italy’s administrative court challenging the lawfulness of the decree placing ADI into EA and on June 11, 2024, filed an additional appeal at same court challenging the lawfulness of the decree placing ADI Holding into EA.
•On March 12, 2024, ArcelorMittal announced that it had signed a Share Purchase Agreement for the acquisition of 65,243,206 shares, representing 28.4% equity interest in Vallourec, for €14.64 per share from funds managed by Apollo Global Management, Inc., for a total consideration of approximately €955 million. Having carried out a successful restructuring in recent years, Vallourec presents a compelling opportunity to increase ArcelorMittal’s exposure to the attractive, downstream, value-added tubular market. It is a global leader in premium tubular solutions for energy markets and demanding industrial applications, offering innovative, safe and competitive products for sectors including energy, automotive and construction. 85% of Vallourec’s 2.2 million tonnes of annual rolling capacity is focused around low-carbon, integrated productions hubs in U.S. and Brazil, both of which are important strategic markets for ArcelorMittal. Transaction closing is subject to regulatory approvals and is expected to complete in the third quarter of 2024. ArcelorMittal does not intend to launch a tender offer for Vallourec’s remaining shares over the next six months.
•On March 19, 2024, ArcelorMittal announced that Kleber Silva was nominated Executive Vice President of ArcelorMittal and appointed as Chief Executive Officer of ArcelorMittal Mining, effective April 8, 2024. Kleber reports to Aditya Mittal, Chief Executive Officer of ArcelorMittal and he is a member of the Group Management Committee. Stefan Buys, who has been the chief executive since October 2021, left the Company on March 30, 2024 to pursue other opportunities.
•On May 31, 2024, ArcelorMittal completed the acquisition of Italpannelli SRL in Italy and Italpannelli Iberica in Spain. This marks the second acquisition of Italpannelli businesses by ArcelorMittal, following the purchase of Italpannelli Germany near Trier in March 2023. Italpannelli is a manufacturer of lightweight insulation panels for roofs

Interim Management Report	33
Key transactions and events
continued
and façades. It operates two production plants across Europe, in Zaragoza (Spain) and Abruzzo (Italy). Combined the two facilities operate seven production lines with a capacity of thirteen million square meters of sandwich panels per year, primarily serving customers in the central and eastern European, French, German, Italian and Spanish markets and employ approximately 260 people.
Recent developments
•On November 28, 2023, the Company had announced the wind down of ArcelorMittal South Africa's Longs Business subject to a due diligence and a consultative process involving key customers, suppliers, organized labor and other stakeholders, including Government. On July 1, 2024, ArcelorMittal announced that, despite progress being slower than anticipated and with some instances of disappointment, it decided that its Longs Business in South Africa will continue to operate to allow an opportunity for the short, medium- and longer-term initiatives aimed at securing its sustainability, to be fully explored. The Company is committed to working closely with all customers, suppliers, and stakeholders to ensure the sustainability of long steel products supply in the Southern African region.

34	Interim Management Report
Sustainable development highlights
Sustainable development highlights - leading the decarbonization of the steel industry
•On February 27, 2024, ArcelorMittal announced that it had signed a memorandum of understanding with Petrobras to assess potential business models for low-carbon fuels, hydrogen and its products, renewable energy production and carbon capture and storage ("CCS"). This follows a joint study to develop a CCS hub in the state of Espirito Santo.
•On April 22, 2024, ArcelorMittal announced that ArcelorMittal Calvert, wholly owned by ArcelorMittal, was planning for an advanced manufacturing facility in Calvert, Alabama that could deliver 150,000 tonnes of domestic production capacity of non-grain-oriented electrical steel ("NOES") annually. The U.S. Department of Energy defined electrical steel as a critical material for energy as part of its 2023 Critical Materials Assessment. In support of this clean energy project, ArcelorMittal Calvert has been awarded $280.5 million in investment tax credits from the U.S. Internal Revenue Service (IRS) as part of the Qualifying Advanced Energy Project Credit (48C) program, funded by the Inflation Reduction Act of 2022 (IRA). The 48C program, which provides a tax credit of up to 30% for investments in advanced energy projects, is designed to support secure and resilient domestic clean energy supply chains. Plans at ArcelorMittal Calvert include an annealing pickling line, cold-rolling mill, annealing coating line, packaging and slitter line, and ancillary equipment needed for operations. The planned investment could create up to 260 permanent jobs and 1,300 construction jobs during the project. The NOES facility would be sited near ArcelorMittal’s existing joint venture with Nippon Steel Corporation AMNS Calvert.
•On May 10, 2024, ArcelorMittal announced that it had started the construction of an electric arc furnace ("EAF") for long products at its Gijón plant, which is expected to produce its first heat in the first quarter of 2026. This investment of €213 million will be the first major EAF project to be implemented within the Company’s decarbonization program in Europe and will constitute the first step towards low-carbon emissions steelmaking in Asturias. The new facility will have an annual production capacity of 1.1 million tonnes of semi-finished steel products, which will be supplied to the rail and wire-rod mills at the plant. Initially, steel production through the new EAF will lead to a reduction in CO2 emissions of over 35%; the reduction in emissions could reach 1 million tonnes of CO2 equivalent a year once the transition phase has been completed.
•On May 21, 2024, ArcelorMittal announced that it had successfully started operating a pilot carbon capture unit on the blast furnace off-gas at ArcelorMittal Gent in Belgium with partners Mitsubishi Heavy Industries, Ltd. (MHI), BHP, along with Mitsubishi Development Pty Ltd (Mitsubishi Development). The pilot carbon capture unit will operate for one to two years at Gent, to test the feasibility of progress to full-scale deployment of the technology, which would be able to capture a sizeable portion of the Gent site emissions, if successful. Engineers have been working on site since January to assemble and commission the unit.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements in the Company’s 2023 Annual Report. Please refer to note 14 to the interim condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2023 Annual Report.

Interim Management Report	35
Corporate governance

Corporate governance
Please refer to the “Corporate Governance” section of the Company’s 2023 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2023 and June 30, 2024.
Annual general meeting of shareholders held on April 30, 2024
On April 30, 2024, the annual general meeting of shareholders approved all resolutions by a strong majority. The resolutions included approval of the 2023 financial statements and appointment of Ernst & Young S.A. as the independent auditor for 2024; the dividend of $0.50 (gross) per share; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2023; reelection of certain members of the Board of Directors for another three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company; authorization of share based incentives grants of share based incentives. Certain of these resolutions are described in more detail below.
Dividend
On April 30, 2024 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.50 per share. The dividend amounted to $397 million and payment includes two installments; the first one was paid on June 12, 2024 and the second one will be paid on December 4, 2024. During the six months ended June 30, 2024, dividend to non-controlling interests amounted to $93 million (of which $84 million paid as of June 30, 2024).
Equity-based compensation
The April 2024 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 5.5 million of the Company’s fully paid-up ordinary shares (the “2024 Cap”), to adopt any rules or measures to implement the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan") and other retention-based grants below the level of the Executive Office that the Board of Directors may at its discretion consider appropriate, and to decide and implement any increase of the 2024 Cap by the additional number of shares of the Company necessary to preserve the rights of the grantees of Executive Office PSU Plan and other retention-based grants below the level of the Executive Office in the event of a transaction impacting the Company’s share capital. Such authorization is valid until the annual general meeting of shareholders to be held in 2025.
The Executive Chairman and the Chief Executive Officer (“CEO”) of the Company (jointly, the “Executive Office”) will be eligible for PSU grants under the Executive Office PSU Plan. The Executive Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the Executive Office to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the Executive Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The Appointments, Remuneration and Corporate Governance Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the Executive Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors. Please refer to the 2023 Annual Report on Form 20-F of the Company for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mrs. Karyn Ovelmen and Mrs. Clarissa Lins were re-elected as directors of ArcelorMittal at the April 30, 2024 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2027.
The Board of Directors is composed of nine directors, of which five are independent directors. The nine directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht, Mrs. Clarissa Lins and Mrs. Patricia Barbizet. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2023 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
In connection with the convening of its annual general meeting, the Company announced that as of March 28, 2024, Mrs. Karyn Ovelmen had stepped down from her position as chair of the Board’s Audit & Risk Committee. Mrs. Patricia Barbizet was

36	Interim Management Report
Corporate governance
continued
appointed as new chair as of April 30, 2024. The members of the Audit & Risk Committee are otherwise unchanged.
Directors' fees
At the April 30, 2024 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2023 financial year at €1,499,543 ($1,656,995), based on the following annual fees (euro denominated amounts are translated into U.S. dollar as of December 31, 2023):
–Basic director's remuneration: €158,095 ($174,695);
–Lead Independent Director's remuneration: €222,985 ($246,398);
–Additional remuneration for the Chair of the Audit and Risk Committee: €30,675 ($33,896);
–Additional remuneration for the other Audit and Risk Committee members: €18,877 ($20,859);
–Additional remuneration for the Chairs of the other committees: €17,697 ($19,555);
–Additional remuneration for the members of the other committees: €11,798 ($13,037).

Share buyback
The share buyback authorization approved by the annual general meeting of shareholders on April 30, 2024 will remain valid until the end of the annual general meeting of shareholders to be held in 2027, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2027 annual general meeting of shareholders in such manner that the shares repurchased by the Company do not in any event exceed 10% of the Company’s issued share capital as of the date thereof (being 85,280,977 shares).
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law. Treasury shares can be cancelled from time to time by the Company in accordance with the authorization granted to the Board of Directors by the 2023 Extraordinary General Meeting.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the New York Stock Exchange (“NYSE”), the Euronext markets on which the Company's shares are listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the NYSE (in case of purchase in U.S. dollars) or the Euronext markets (in case of purchase in euros) on which the Company's shares are listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of the share buyback authorization.
On May 5, 2023, ArcelorMittal announced the commencement of a new share buyback program of up to 85 million shares (see below) which is still ongoing as of the date of this report.

Interim Management Report	37

Corporate governance
continued
The following table provides information on changes to the Company’s shares issued, treasury shares and shares outstanding between December 31, 2023 and June 30, 2024.

	Shares issued	Treasury shares	Shares outstanding
December 31, 2023	852,809,772	(33,538,016)	819,271,756
Share buyback announced on May 5, 2023 (situation as of June 30, 2024)	—	(34,688,302)	(34,688,302)
Share based payments	—	804,336	804,336
June 30, 2024	852,809,772	(67,421,982)	785,387,790
The share buy back program is to be completed by May 2025 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 2, 2023. This is the maximum shares purchasable under this shareholder authorization. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs. At market closure on July 31, 2024, ArcelorMittal had repurchased 65.3 million shares for a total value of €1,523 million (equivalent to $1,652 million) at an average price per share of €23.33 (equivalent to $25.31).
Shareholders
The following table sets forth information as of June 30, 2024 with respect to the beneficial ownership and voting rights of ArcelorMittal shares by each person who is known to be the beneficial owner of more than 5% ArcelorMittal's issued share capital and the number of treasury shares.

	Shares	% of issued shares	% of voting rights
Number of issued shares	852,809,772
Number of issued shares less treasury shares	785,387,790
Significant Shareholder[1]	339,498,943	39.81%	43.23%
Treasury Shares	67,421,982	7.91%	—%
Other Public Shareholders	445,888,847	52.28%	56.77%
Total	852,809,772	100.00%	100.00%
Of which: BlackRock inc.[2]	42,609,612	4.99%	5.43%
1.The term "Significant Shareholder" means the trust (HSBC Trustee (C.I.) Limited, as trustee) of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.
2.On June 12, 2024, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 4.99% of ArcelorMittal’s issued shares as of June 10, 2024. This notification is available in the Luxembourg Stock Exchange’s OAM electronic database on www.luxse.com and on the Company’s website
corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. These notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% voting rights threshold.

38	Interim Management Report
Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal

Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2024

Interim Financial Statements	40
Condensed consolidated statements of operations
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2024	2023
Sales (including 4,212 and 4,679 of sales to related parties for the six months ended, June 30, 2024 and June 30, 2023, respectively)	32,531	37,107
Cost of sales (including depreciation and amortization of 1,277 and 1,310 and purchases from related parties of 1,056 and 1,047 for the six months ended June 30, 2024 and June 30, 2023, respectively)	29,157	32,809
Gross margin	3,374	4,298
Selling, general and administrative expenses	1,256	1,181
Operating income	2,118	3,117
Income from investments in associates, joint ventures and other investments	423	711
Financing costs - net	(583)	(361)
Income before taxes	1,958	3,467
Income tax expense (note 7)	(472)	(420)
Net income (including non-controlling interests)	1,486	3,047

Net income attributable to:
Equity holders of the parent	1,442	2,956
Non-controlling interests	44	91
Net income (including non-controlling interests)	1,486	3,047

Earnings per common share (in U.S. dollar):
Basic	1.80	3.47
Diluted	1.79	3.46

Weighted average common shares outstanding (in millions):
Basic	802	851
Diluted	804	853
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	41
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2024		2023
Net income (including non-controlling interests)		1,486		3,047

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Loss arising during the period	(84)		(322)
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations and financial position (basis adjustment)	(158)		84
	(242)		(238)
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(1,761)		1,181
	(1,761)		1,181
Share of other comprehensive income related to associates and joint ventures:
Loss arising during the period	(193)		(76)
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(22)		(267)
	(215)		(343)
Income tax expense (income) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	258		(34)
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain (Loss) arising during the period	10		(93)
Share of other comprehensive gain (loss) related to associates and joint ventures	14		4
	24		(89)
Employee benefits - Recognized actuarial gain	—		—
Share of other comprehensive income related to associates and joint ventures	(7)		10
	(7)		10
Income tax expense related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations	—		—
Total other comprehensive (loss) income	(1,943)		487
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(1,891)		476
Non-controlling interests	(52)		11
		(1,943)		487
Total comprehensive (loss) income		(457)		3,534
Total comprehensive income attributable to:
Equity holders of the parent		(449)		3,432
Non-controlling interests		(8)		102
Total comprehensive (loss) income		(457)		3,534
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	42
Condensed consolidated statements of financial position
(in millions of U.S. dollar, except share and per share data)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	5,838	7,686
Restricted cash	65	97
Trade accounts receivable and other (including 394 and 372 from related parties at June 30, 2024 and December 31, 2023, respectively)	4,186	3,661
Inventories (note 2)	17,690	18,759
Prepaid expenses and other current assets	3,229	3,037
Total current assets	31,008	33,240

Non-current assets:
Goodwill and intangible assets	4,947	5,102
Property, plant and equipment and biological assets	33,142	33,656
Investments in associates and joint ventures (note 4)	10,168	10,078
Other investments	283	513
Deferred tax assets	9,563	9,469
Other assets	1,736	1,859
Total non-current assets	59,839	60,677
Total assets	90,847	93,917

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	2,357	2,312
Trade accounts payable and other (including 329 and 360 to related parties at June 30, 2024 and December 31, 2023, respectively)	12,493	13,605
Short-term provisions (note 10)	455	588
Accrued expenses and other liabilities	4,674	4,967
Income tax liabilities	327	297
Total current liabilities	20,306	21,769

Non-current liabilities:
Long-term debt, net of current portion (note 8)	8,770	8,369
Deferred tax liabilities	2,270	2,432
Deferred employee benefits	2,620	2,741
Long-term provisions (note 10)	1,407	1,477
Other long-term obligations	1,175	1,061
Total non-current liabilities	16,242	16,080
Total liabilities	36,548	37,849

Commitments and contingencies (note 13 and note 14)

Equity (note 6):
Equity attributable to the equity holders of the parent	52,204	53,961
Non-controlling interests	2,095	2,107
Total equity	54,299	56,068
Total liabilities and equity	90,847	93,917
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

43	Interim Financial Statements
Condensed consolidated statements of changes in equity
(in millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2022	805	312	(1,895)	509	28,651	45,442	(20,819)	2,905	437	(2,390)	53,152	2,438	55,590
Net income (including non-controlling interests)	—	—	—	—	—	2,956	—	—	—	—	2,956	91	3,047
Other comprehensive (loss) income	—	—	—	—	—	—	1,103	(548)	(89)	10	476	11	487
Total comprehensive income (loss)	—	—	—	—	—	2,956	1,103	(548)	(89)	10	3,432	102	3,534
Cancellation of shares	—	(9)	664	—	(655)	—	—	—	—	—	—	—	—
Conversion of mandatorily convertible notes	57	—	1,534	(509)	(794)	—	—	—	—	—	231	—	231
Recognition of share-based payments	2	—	41	—	(19)	—	—	—	—	—	22	—	22
Share buyback	(25)	—	(704)	—	—	—	—	—	—	—	(704)	—	(704)
Dividend	—	—	—	—	—	(370)	—	—	—	—	(370)	(65)	(435)
Early redemption of mandatory convertible bonds	—	—	—	—	—	(24)	—	—	—	—	(24)	(291)	(315)
Disposal of Erdemir shares	—	—	—	—	—	333	—	—	(333)	—	—	—	—
Other movements	—	—	—	—	—	(19)	—	—	—	—	(19)	5	(14)
Balance at June 30, 2023	839	303	(360)	—	27,183	48,318	(19,716)	2,357	15	(2,380)	55,720	2,189	57,909
Balance at December 31, 2023	819	303	(849)	—	27,185	46,264	(18,441)	1,978	(4)	(2,475)	53,961	2,107	56,068
Net income (including non-controlling interests)	—	—	—	—	—	1,442	—	—	—	—	1,442	44	1,486
Other comprehensive (loss) income	—	—	—	—	—	—	(1,742)	(166)	24	(7)	(1,891)	(52)	(1,943)
Total comprehensive (loss) income	—	—	—	—	—	1,442	(1,742)	(166)	24	(7)	(449)	(8)	(457)
Recognition of share-based payments	1	—	21	—	2	—	—	—	—	—	23	—	23
Shares buyback (note 6)	(35)	—	(900)	—	—	—	—	—	—	—	(900)	—	(900)
Dividend (note 6)	—	—	—	—	—	(397)	—	—	—	—	(397)	(93)	(490)
Disposal of Erdemir shares (note 4)	—	—	—	—	—	75	—	—	(75)	—	—	—	—
Increase in non-controlling interests in Finocas NV (note 6)	—	—	—	—	—	—	—	—	—	—	—	68	68
Other movements	—	—	—	—	—	(34)	—	—	—	—	(34)	21	(13)
Balance at June 30, 2024	785	303	(1,728)	—	27,187	47,350	(20,183)	1,812	(55)	(2,482)	52,204	2,095	54,299
1.Excludes treasury shares
2.In millions of shares
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	44
Condensed consolidated statements of cash flows
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2024	2023
Operating activities:
Net income (including non-controlling interests)	1,486	3,047

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,277	1,310
Interest expense	313	352
Interest income	(243)	(241)
Income tax expense (note 7)	472	420
Income from associates, joint ventures and other investments	(423)	(711)
Provisions on pension and other post-employment benefit liabilities	114	129
Unrealized foreign exchange effects	416	280
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	266	(15)

Changes in assets and liabilities that provided (required) cash:
Change in working capital	(1,635)	(597)
Provision movements and other liabilities	(461)	(413)
VAT and other amounts recoverable from public authorities	30	219
Interest paid	(373)	(380)
Interest received	229	207
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefit liabilities	(125)	(120)
Dividends received from associates, joint ventures and other investments	58	152
Income tax paid	(428)	(603)
Net cash provided by operating activities	973	3,036

Investing activities:
Purchase of property, plant and equipment and intangibles	(2,221)	(1,998)
Acquisitions of net assets of subsidiaries, net of cash acquired of 249 and 4 for the six months ended June 30, 2024 and June 30, 2023 respectively (note 3)	(184)	(2,346)
Disposal of common shares in Erdemir (note 4)	227	626
Proceeds from repayment of a loan in connection with the sale of ArcelorMittal Temirtau	111	—
Acquisition of investments at FVOCI	—	(61)
Acquisition of associates and joint ventures	—	(49)
Other investing activities (net)	63	(56)
Net cash used in investing activities	(2,004)	(3,884)

Financing activities:
Proceeds from short-term and long-term debt	1,493	111
Payments of short-term and long-term debt	(820)	(1,512)
Share buyback (note 6)	(890)	(704)
Early repayment of mandatory convertible bonds (note 6)	—	(340)
Dividends paid (note 6)	(284)	(250)
Proceeds from non-controlling interests (note 6)	68	—
Payment of principal portion of lease liabilities and other financing activities	(113)	(144)
Net cash used in financing activities	(546)	(2,839)
Net decrease in cash and cash equivalents	(1,577)	(3,687)
Effect of exchange rate changes on cash	(271)	212
Cash and cash equivalents:
At the beginning of the period	7,686	9,300
At the end of the period	5,838	5,825
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	45
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the interim condensed consolidated financial statements
The interim condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2024 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on August 2, 2024 by the Company’s Board of Directors.
Material accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2023.

On January 1, 2024, the Company adopted the narrow-scope amendments to IAS 1 which clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifications about the classification requirements for debt a company might settle by converting it into equity.
In addition, on January 1, 2024, the Company adopted the following amendments:
•'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.
•Amendments to IFRS 16 "Leases" with respect to the lease liability in a sale and leaseback transaction. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.
•'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)' to add disclosure requirements, and ‘signposts’ within existing disclosure requirements, which require entities to provide qualitative and quantitative information about supplier finance arrangements. In particular, entities will have to disclose in the notes information that enables users of financial statements to (i) assess how supplier finance arrangements affect an entity’s liabilities and cash flows and to (ii) understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.
The adoption of these amendments did not have a material impact to the Company's Interim Financial Statements.
The Company has adopted 'International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)' upon release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure as of December 31, 2023. The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when incurred.
Use of judgment and estimates
The preparation of Interim Financial Statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

46	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2024 and December 31, 2023, is comprised of the following:

	June 30, 2024	December 31, 2023
Finished products	4,971	5,372
Production in process	4,720	4,741
Raw materials	5,677	6,334
Manufacturing supplies, spare parts and other [1]	2,322	2,312
Total	17,690	18,759
1.Manufacturing supplies, spare parts and other consist of spare parts of 1.8 billion and manufacturing and other of 0.5 billion as of June 30, 2024. Manufacturing supplies, spare parts and other consist of spare parts of 1.7 billion and manufacturing and other of 0.6 billion as of December 31, 2023.
The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense are 365 and 396 during the six months ended June 30, 2024 and 2023, respectively.
NOTE 3 – ACQUISITIONS
On May 31, 2024, ArcelorMittal completed the acquisition of Italpannelli SRL in Italy and Italpannelli Iberica in Spain ("Italpannelli"). Italpannelli is a manufacturer of lightweight insulation panels for roofs and façades. It operates two production plants across Europe, in Zaragoza (Spain) and Abruzzo (Italy). The acquisition adds considerable strategic value to ArcelorMittal Construction’s business within the Sustainable Solutions operating segment in terms of growth, enhanced geographic market offering, product capabilities and synergies. The total preliminary cash consideration paid was €268 million (201 net of cash acquired of 88). Following the recent closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities and goodwill of Italpannelli have been determined on a provisional basis. The Company expects to complete its measurement during the second half of 2024. Revenue and net income since acquisition date were 11 and 2, respectively.
Revenue and net income attributable to the equity holders of the parent of the Company for six months ended June 30, 2024 were 32,588 and 1,450, respectively, as though ArcelorMittal had completed the Italpannelli acquisition as of January 1, 2024.
On June 20, 2024, the Company acquired from Euler Hermes Reinsurance AG the reinsurance company Euler Hermes Re for €134 million (144). Net cash inflow was 17 considering 161 cash acquired. The Company concluded that the acquisition of Euler Hermes RE was not a business combination as the transaction did not include the acquisition of any strategic management, operational and resource management processes.
The table below summarizes the provisional acquisition-date carrying value of identifiable assets and liabilities assumed during the six months ended June 30, 2024 for Italpannelli.

Italpannelli
Current assets	79
Property, plant and equipment	36
Intangible assets	1
Total assets	116
Other liabilities	(26)
Total liabilities	(26)
Net assets acquired	90
Consideration paid, net of cash acquired	201
Goodwill	111

NOTE 4 - INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

During the first half of 2024, the Company sold its remaining 4.23% interest in Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”) at the Istanbul stock exchange for 227 net proceeds. As the investment was classified at FVOCI, the accumulated revaluation gain of 75 was transferred from other comprehensive income to retained earnings.

Interim Financial Statements	47
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

On March 12, 2024, ArcelorMittal announced that it had signed a Share Purchase Agreement for the acquisition of 65,243,206 shares, representing 28.4% equity interest in Vallourec, for €14.64 per share from funds managed by Apollo Global Management, Inc., for a total consideration of approximately €955 million. Transaction closing is subject to regulatory approvals and is expected to complete in the third quarter of 2024. The Share Purchase Agreement includes a forward component (the fair value was 8 as of June 30, 2024) as the purchase price was fixed ahead of the closing date. The Company concluded that it will exercise significant influence in Vallourec and would accordingly account for its investment under the equity method upon closing.
On February 20, 2024, the Italian Government placed Acciaierie d'Italia SpA ("ADI") into extraordinary administration subsequent to the request of Invitalia, thereby passing control of the company from its current shareholders, ArcelorMittal and Invitalia, to government appointed commissioners. Accordingly, as a result of loss of joint control, the Company derecognized its investment in ADI, which had a nil carrying amount following the 1,405 impairment loss recognized in 2023.
NOTE 5 - PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
As of January 1, 2024, following ArcelorMittal's changes to its operating segment structure (see note 11), the Company reallocated 242 and 174 goodwill from the former ACIS group of cash-generating units ("GCGU") to the ArcelorMittal Kryvyi Rih cash-generating unit ("CGU") in Ukraine and to the ArcelorMittal South Africa GCGU, respectively.
During the first half of 2024, ArcelorMittal Kryvyi Rih, with a carrying amount of property, plant and equipment of 0.6 billion, operated two of three blast furnaces after the restart of blast furnace No. 6 in April 2024 following the completion of a planned major repair. ArcelorMittal Ukraine is now operating its mining operations at 74% of capacity and steel operations at 47% of capacity.
The Company revised its value in use calculation, including cash flow projections for the second half of 2024 and subsequent explicit years and timing expectations regarding return to pre-war conditions. It applied separate discount rates over the discrete projections period, including a higher country risk premium for the cash flow projections until the end of 2025 and a return to a pre-war country risk premium after 2025 and for the terminal value calculation as value in use is sensitive to a difference in country risk for different periods. The Company identified an impairment indicator and therefore performed a value in use calculation to conclude that the recoverable amount remained in excess of the carrying amount. Conversely, if the ongoing conflict between Russia and Ukraine persists, it could continue to have a material effect on the overall macroeconomic environment potentially affecting steel and iron ore demand and prices as well as energy costs. It could also result in further reduced production, sales and income with respect to the Company's Ukrainian operations thus increasing the risk that the Company may need to record an additional impairment charge with respect to such operations in the future.
The table below describes the amount by which the value assigned to a key assumption must change in order for the recoverable amount of the ArcelorMittal Kryvyi Rih CGU to equal the carrying amount.

Excess of recoverable amount over carrying value	50
Increase in pre-tax discount rate (in basis points)	94
Decrease in average selling price (change in %)	0.80%
Decrease in shipments (change in %)	2.55%
As of June 30, 2024, the Company assessed the existence of any impairment indicator with respect to property, plant and equipment and goodwill relating to other cash-generating units and concluded that there are none.
On November 28, 2023, the Company had announced the wind down of ArcelorMittal South Africa's Longs Business subject to a due diligence and a consultative process involving key customers, suppliers, organized labour and other stakeholders, including Government. On July 1, 2024, ArcelorMittal announced that, despite progress being slower than anticipated and with some instances of disappointment, it decided that its Longs Business in South Africa will continue to operate to allow an opportunity for the short, medium- and longer-term initiatives aimed at securing its sustainability, to be fully explored. The Company is committed to work closely with all customers, suppliers, and stakeholders to ensure the sustainability of long steel products supply in the Southern African region.
On July 19, 2024, the Company announced the definitive closure of the Kraków coke plant in Poland for which certain obligations will incur in the second half of 2024.

48	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
NOTE 6 – EQUITY AND NON-CONTROLLING INTERESTS
Share capital
The aggregate number of shares issued and fully paid up and share capital amounted to 852,809,772 and 303, as of June 30, 2024 and December 31, 2023, respectively.
Authorized shares
Authorized share capital amounted to 395 represented by 1,111,418,599 ordinary shares without nominal value as of June 30, 2024 and December 31, 2023, respectively.
Dividends
On April 30, 2024 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.50 per share. The dividend amounted to 397 and payment includes two installments; the first installment of 200 was paid on June 12, 2024 and the second one will be settled on December 4, 2024. During the six months ended June 30, 2024, dividend to non-controlling interests amounted to 93 (of which 84 paid as of June 30, 2024).
Share buyback
On May 5, 2023, ArcelorMittal announced the commencement of a new buyback program of up to 85 million shares under the authorization given by the annual general meeting of shareholders of May 2, 2023, to be completed by May 2025. The actual amount of shares that will be repurchased pursuant to this new program will depend on the level of post-dividend free cash flow ("FCF") (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles less dividends paid to non-controlling shareholders) generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual FCF), the continued authorization by shareholders, and market conditions. At market closure on July 31, 2024, ArcelorMittal had repurchased 65.3 million shares for a total value of €1,523 million (1,652) at an average price per share of €23.33 ($25.31).
The shares acquired under share buy back programs are intended (i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities (ii) to reduce ArcelorMittal’s share capital, and/or (iii) to meet ArcelorMittal’s obligations arising from employee share programs.
Treasury shares
ArcelorMittal held 67.4 million and 33.5 million treasury shares as of June 30, 2024 and December 31, 2023, respectively.
Non-controlling interests
Following the subscription on May 30, 2024 by the Flemish region of a capital increase in Finocas NV (Belgium), a subsidiary of ArcelorMittal in which it holds a 50% stake, non-controlling interests increased by 68. As from January 1, 2051, the Flemish Region has the right to acquire the 50% interest held in Finocas NV by the Company at a price equivalent to the fair market value of the shares on that date as determined by an independent expert if a capital decrease requested by any of the shareholders is not approved by the general meeting of shareholders.
NOTE 7 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate for jurisdictions where the Group operates combined with the tax impact of the events that are recorded discretely within the reporting period. The current tax expense also considers the implications of the Pillar Two legislation effective in Luxembourg as of January 1, 2024, which did not result in a material amount for the six months ended June 30, 2024.
The income tax expense was 472 and 420 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 8 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2024	December 31, 2023
Short-term bank loans and other credit facilities including commercial paper[1]	1,163	980
Current portion of long-term debt	1,019	1,125
Lease obligations	175	207
Total	2,357	2,312
1.The weighted average interest rate on short-term borrowings outstanding was 5.1% and 5.5% as of June 30, 2024 and December 31, 2023, respectively.

Interim Financial Statements	49
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
ArcelorMittal entered into certain short-term committed bilateral credit facilities renewable on an annual basis. As of June 30, 2024, the facilities, in total 0.5 billion, remained fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2024, the outstanding amount was 887.
The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2024	December 31, 2023
Corporate

5.5 billion Revolving Credit Facility	2024 - 2029	Floating		—	—
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	—	585
750 Unsecured Notes	2024	Fixed	3.60%	290	290
500 Unsecured Notes	2025	Fixed	6.13%	183	183
€750 million Unsecured Notes	2025	Fixed	1.75%	801	826
750 Unsecured Notes	2026	Fixed	4.55%	400	400
€600 million Unsecured Notes	2026	Fixed	4.88%	639	659
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,195	1,195
500 Unsecured Notes	2029	Fixed	4.25%	496	496
1.0 billion Unsecured Notes	2032	Fixed	6.80%	989	989
500 Unsecured Notes	2034	Fixed	6.00%	496	—
1.5 billion Unsecured Notes	2039	Fixed	7.00%	672	672
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
500 Unsecured Notes	2054	Fixed	6.35%	491	—
EIB loan	2025	Fixed	1.16%	47	81
EIB loan	2032	Floating	4.98%	300	309
Schuldshein loans	2025-2027	Fixed	2.54% - 3.01%	97	100
Schuldshein loans	2025-2027	Floating	4.93% - 5.18%	678	699
Other loans	2029-2035	Floating	—% - 4.03%	205	223
Total Corporate				8,407	8,135
Subsidiaries
Other loans				522	420
Total				8,929	8,555
Less current portion of long-term debt				(1,019)	(1,125)
Total long-term debt (excluding lease obligations)				7,910	7,430
Long-term lease obligations[2]				860	939
Total long-term debt, net of current portion				8,770	8,369
1.Rates applicable to balances outstanding at June 30, 2024, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2024, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 175 and 207 as of June 30, 2024 and December 31, 2023, respectively. See note 12 for further information regarding leases.

50	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
Corporate
Main credit facility
On May 29, 2024, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated December 19, 2018, which was amended on April 27, 2021. The Facility incorporates a single tranche of 5.5 billion maturing on May 29, 2029, with two one year extension options. The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The margin applicable to ArcelorMittal’s principal credit facilities (the Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 16, 2023, Standard & Poor's upgraded ArcelorMittal's outlook to positive and affirmed a long-term credit rating of 'BBB-'. On February 19, 2024, Moody’s revised ArcelorMittal outlook to 'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the ‘Baa3’ investment grade rating. The Facility may be used for general corporate purposes and was fully available as of June 30, 2024. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.

On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit facility, whose amount and maturity have been revised from time to time, amounted to 395 at June 30, 2024. On July 31, 2024, the Company refinanced its Letter of Credit Facility by entering into a 445 million revolving multicurrency letter of credit facility, which extended the maturity from July 31, 2024 to July 31, 2027 with two one year extension options.
Bonds
On January 17, 2024, at maturity, ArcelorMittal fully repaid the outstanding €529 million (579) of its €1.0 billion Fixed Rate Notes due 2024.
On June 17, 2024, the Company issued 500 aggregate principal amount of Fixed Rate Notes due June 17, 2034 and 500 aggregate principal amount of Fixed Rate Notes due June 17, 2054.
European Investment Bank (“EIB”) loan
On June 2, 2021, ArcelorMittal signed a €280 million finance contract with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022, ArcelorMittal withdrew the facility in full. As of June 30, 2024, €280 million (300) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the EIB in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2024, €44 million (47) was outstanding.
Other loans
On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. As of June 30, 2024, €725 million (775) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due on December 28, 2029. The outstanding amount in total as of June 30, 2024 was €107 million (115).
Subsidiaries
Main other loans
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development ("EBRD") in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2024, 9 was outstanding.
On December 15, 2022, ArcelorMittal Kryvyi Rih entered into a 100 loan agreement with EBRD for working capital purposes. As of June 30, 2024, 100 was outstanding.
On November 17, 2023, ArcelorMittal Kryvyi Rih entered into a 150 loan agreement with EBRD for working capital purposes. 80

Interim Financial Statements	51
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

were committed and fully drawn as of June 30, 2024. 70 may be committed by EBRD at their discretion during the second half of 2024 upon ArcelorMittal Kryvyi Rih request.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 to July 26, 2022. On August 23, 2021, the facility was further amended and restated for an amount of 3.5 billion South African rand and with a maturity of September 3, 2024. On August 30, 2023, the facility was further amended and restated for an amount of 4.5 billion South African rand and with a maturity of September 7, 2026. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes and is not guaranteed by ArcelorMittal. As of June 30, 2024, 2.8 billion South African rand (151) was drawn. The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2024. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations.
Other
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's of euro denominated debt (€3,282 million as of June 30, 2024) is designated as a hedge of certain euro denominated investments (€8,296 million as of June 30, 2024) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2024, the Company recognized in other comprehensive income within the foreign exchange translation reserve 115 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments.
NOTE 9 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in exchange rates, the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
As of June 30, 2024, the outstanding balance of receivables sold as true sales of receivables amounted to 4.4 billion (4.5 billion at December 31, 2023). In addition, the Company estimates that about 2.7 billion of trade payables were subject to early discount by its suppliers as of June 30, 2024 as compared to 2.9 billion as of December 31, 2023.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2024.

52	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,838	—	5,838	—	—	—
Restricted cash*	65	—	65	—	—	—
Trade accounts receivable and other	4,186	—	3,875	—	311	—
Inventories	17,690	17,690	—	—	—	—
Prepaid expenses and other current assets	3,229	1,472	1,158		—	599
Total current assets	31,008	19,162	10,936	—	311	599

Non-current assets:
Goodwill and intangible assets	4,947	4,947	—	—	—	—
Property, plant and equipment and biological assets	33,142	33,066	—	76	—	—
Investments in associates and joint ventures	10,168	10,168	—	—	—	—
Other investments	283	—	—		283	—
Deferred tax assets	9,563	9,563	—		—	—
Other assets	1,736	397	1,105	136	—	98
Total non-current assets	59,839	58,141	1,105	212	283	98
Total assets	90,847	77,303	12,041	212	594	697

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,357	—	2,357	—	—	—
Trade accounts payable and other	12,493	—	12,493	—	—	—
Short-term provisions	455	432	23	—	—	—
Accrued expenses and other liabilities	4,674	1,063	3,275	—	—	336
Income tax liabilities	327	327	—	—	—	—
Total current liabilities	20,306	1,822	18,148	—	—	336

Non-current liabilities:
Long-term debt, net of current portion	8,770	—	8,770	—	—	—
Deferred tax liabilities	2,270	2,270	—	—	—	—
Deferred employee benefits	2,620	2,620	—	—	—	—
Long-term provisions	1,407	1,407	—	—	—	—
Other long-term obligations	1,175	383	586	—	—	206
Total non-current liabilities	16,242	6,680	9,356	—	—	206

Equity:
Equity attributable to the equity holders of the parent	52,204	52,204	—	—	—	—
Non-controlling interests	2,095	2,095	—	—	—	—
Total equity	54,299	54,299	—	—	—	—
Total liabilities and equity	90,847	62,801	27,504	—	—	542
*Restricted cash of 65 include a cash deposit of 52 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 13 in connection with the mandatory convertible bonds as of June 30, 2024.

Interim Financial Statements	53
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	87	—	196	283
Trade accounts receivable and other subject to TSR programs*	—	—	311	311
Derivative financial current assets	—	599	—	599
Derivative financial non-current assets	—	98	—	98
Total assets at fair value	87	697	507	1,291
Liabilities at fair value:
Derivative financial current liabilities	—	333	3	336
Derivative financial non-current liabilities	—	169	37	206
Total liabilities at fair value	—	502	40	542
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	315	—	198	513
Trade accounts receivable and other subject to TSR programs*	—	—	170	170
Derivative financial current assets	—	643	—	643
Derivative financial non-current assets	—	163	—	163
Total assets at fair value	315	806	368	1,489
Liabilities at fair value:
Derivative financial current liabilities	—	332	28	360
Derivative financial non-current liabilities	—	22	54	76
Total liabilities at fair value	—	354	82	436
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

54	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2024 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	524	—	220	(1)
Total interest rate instruments		—		(1)
Foreign exchange rate instruments
Forward purchase of contracts	4,777	85	1,602	(22)
Forward sale of contracts	2,942	6	4,058	(73)
Currency swaps sales			350	(5)
Exchange option purchases	4,055	53
Exchange options sales			3,797	(150)
Total foreign exchange rate instruments		144		(251)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	1,368	237	1,203	(121)
Term contracts purchases	1,733	314	1,144	(124)
Options sales/purchases	106	2	262	(6)
Total raw materials (base metal), freight, energy, emission rights and others		553		(250)
Total		697		(502)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2023 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	221		453	—
Total interest rate instruments		—		—
Foreign exchange rate instruments
Forward purchase of contracts	1,198	60	4,114	(82)
Forward sale of contracts	2,510	53	825	(11)
Exchange option purchases	619	34	760	(3)
Exchange options sales	920	19	608	(46)
Total foreign exchange rate instruments		166		(142)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	1,350	373	486	(46)
Term contracts purchases	1,538	267	1,235	(166)
Option sales/purchases	18	—	—	—
Total raw materials (base metal), freight, energy, emission rights and others		640		(212)
Total		806		(354)

Derivative financial instruments classified as Level 3:
The fair valuation of Level 3 derivative instruments is established at each reporting date and compared to the prior period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

Interim Financial Statements	55
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

Call option on MCB
ArcelorMittal establishes the fair valuation of the call option on the 660 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and SOFR interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
Electricity option
ArcelorMittal and an electricity supplier entered into a multibuyer power supply contract on French market. Other clients of this contract are committed to purchase electricity from the supplier with opt-out rights to be exercised in 2024 for 2025-2029 delivery period and in 2029 for 2030-2034 delivery period. The Company is committed to acquire up to 51% of the opt-out volumes.
The fair value of the option is based on the Black-Scholes model using a Monte Carlo numerical calculation approach. Observable input data used in the valuation include euro zero coupon yield curve and electricity forward prices for tenors quoted by the European Energy Exchange (EEX). Unobservable input data is used to measure fair value to the extent relevant observable inputs are not available. For instance, electricity forward prices are extrapolated for tenors not quoted by EEX and volatility is computed based on historical settlement prices.
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3 :

	Call option on 660 mandatory convertible bonds	Electricity option
Balance as of December 31, 2022	—	—
Change in fair value	—	—
Balance as of June 30, 2023	—	—
Change in fair value	—	(82)
Balance as of December 31, 2023	—	(82)
Change in fair value	—	42
Balance as of June 30, 2024	—	(40)
The fair value movement relating to the Level 3 derivative instrument is recognized in financing costs-net in the consolidated statements of operations.
NOTE 10 – PROVISIONS
On April 30, 2024, ArcelorMittal completed the sale and transfer of certain environmental obligations related to several industrial wastelands including the Chertal site, blast furnaces B and 6 and the coke plant in Liège (Belgium) to different private investors and the Walloon Region. Accordingly, the Company derecognized 148 environmental provisions and recognized current and non-current liabilities for the same amount with respect to the funding of such obligations.
Provisions as of June 30, 2024 and December 31, 2023 are comprised of the following:

	June 30, 2024	December 31, 2023
Environmental	459	620
Emission rights	160	29
Asset retirement obligations	367	380
Site restoration	114	147
Staff related obligations	145	162
Voluntary separation plans	36	32
Litigation and contingencies (see note 14)	317	349
Tax claims	81	81
Other legal claims and contingencies	236	268
Commercial agreements and onerous contracts	24	29
Other	240	317
Total	1,862	2,065
Short-term provisions	455	588
Long-term provisions	1,407	1,477
Total	1,862	2,065

56	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
As from January 1, 2024, ArcelorMittal implemented changes to its organizational structure and to components of the Group whose operating results are regularly reviewed by the chief operating decision maker ("CODM"). India and joint ventures are reported as a new operating segment including the joint ventures AMNS India, VAMA and AMNS Calvert as well as other associates, joint ventures ("JVs") and other investments. The segment Sustainable Solutions is composed of a number of high-growth, niche, capital light businesses playing an important role in supporting climate action. They were previously reported within the Europe segment and are now reported as a separate operating segment. The NAFTA segment is renamed North America. Finally, following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ACIS segment is assigned to Others. Segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. The Company is organized in six operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the CODM to make decisions about resources to be allocated to the segment and assess its performance. Segment performance is measured based on income from investments in associates, joint ventures and other investments for India and JVs and operating income for the other operating segments. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•North America represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States. North America produces hot briquetted iron and flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. North America also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the North America operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•India and JVs includes all of the Company's interests in joint ventures, associates and other investments. India is a high growth vector of the Company, with its assets well-positioned to grow with the domestic market.
•Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: product offerings include sandwich panels (e.g. insulation), profiles and turnkey pre-fabrication solutions to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: electric arc furnace based capacity for high quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines) and supplying a wide range of industries (energy, chemicals, mechanical engineering, machinery, infrastructure, defense & security); d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution &

Interim Financial Statements	57
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Africa (Liberia). It provides the
Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	North America	Brazil	Europe	India and JVs	Sustainable solutions	Mining	Others*	Elimination	Total
Six months ended June 30, 2024
Sales to external customers	6,443	5,212	13,843	—	4,762	496	1,775	—	32,531
Intersegment sales**	66	1,082	1,826	—	1,018	874	256	(5,122)	—
Operating income (loss)	923	627	263	—	81	396	(224)	52	2,118
Depreciation and amortization	(249)	(182)	(542)	—	(84)	(131)	(89)	—	(1,277)
Income from investments in associates, joint ventures and other investments	—	—	—	423	—	—	—	—	423
Capital expenditures	211	414	718	—	240	497	141	—	2,221
Six months ended June 30, 2023
Sales to external customers	6,783	5,876	15,764	—	5,448	530	2,706	—	37,107
Intersegment sales**	65	1,018	2,002	—	882	1,054	140	(5,161)	—
Operating income (loss)	1,117	876	744	—	189	599	(425)	17	3,117
Depreciation and amortization	(253)	(177)	(533)	—	(70)	(112)	(165)	—	(1,310)
Income from investments in associates, joint ventures and other investments	—	—	—	711	—	—	—	—	711
Capital expenditures	237	382	633	—	139	372	253	(18)	1,998
*Others mainly include holdings and services companies and the Company's operations in Ukraine and South Africa (and in Kazakhstan for the six months ended June 30, 2023). Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2024	2023
Operating income	2,118	3,117
Income from investments in associates, joint ventures and other investments	423	711
Financing costs - net	(583)	(361)
Income before taxes	1,958	3,467
Income tax expense	(472)	(420)
Net income (including non-controlling interests)	1,486	3,047

58	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2024	2023
Americas
United States	4,246	4,807
Brazil	3,723	4,152
Canada	1,810	1,783
Mexico	1,470	1,683
Argentina	523	909
Others Americas	613	612
Total Americas	12,385	13,946
Europe
Germany	3,082	3,685
France	2,270	2,794
Poland	2,270	2,420
Spain	2,006	2,256
Italy	1,453	1,415
Belgium	885	1,133
Netherlands	700	806
United Kingdom	722	755
Czech Republic	636	681
Turkey	495	524
Russia[1]	—	494
Ukraine	268	195
Romania	202	192
Others Europe	2,171	2,564
Total Europe	17,160	19,914
Asia & Africa
South Africa	929	974
Morocco	375	385
Egypt	62	22
Rest of Africa	209	284
China	398	364
Kazakhstan[1]	—	298
South Korea	168	176
India	82	59
Rest of Asia	763	685
Total Asia & Africa	2,986	3,247
Total	32,531	37,107
1.On December 7, 2023, the Company completed the divestment of ArcelorMittal Temirtau. Sales of ArcelorMittal Temirtau were consolidated until that date.

Interim Financial Statements	59
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2024	2023
Flat products	18,678	20,738
Long products	6,878	7,834
Tubular products	976	1,220
Mining products	660	564
Others	5,339	6,751
Total	32,531	37,107
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2024 and 2023, respectively:

Six months ended June 30, 2024	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	6,025	4,826	12,173	4,357	—	1,358	28,739
Non-steel sales [1]	177	78	501	292	479	215	1,742
By-product sales [2]	42	83	501	24	—	76	726
Other sales [3]	199	225	668	89	17	126	1,324
Total	6,443	5,212	13,843	4,762	496	1,775	32,531

Six months ended June 30, 2023	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	6,223	5,487	13,432	5,094	—	2,206	32,442
Non-steel sales [1]	313	79	830	230	516	258	2,226
By-product sales [2]	48	82	761	24	—	82	997
Other sales [3]	199	228	741	100	14	160	1,442
Total	6,783	5,876	15,764	5,448	530	2,706	37,107
1.Non-steel sales mainly relate to iron ore, coal, scrap, electricity and hot briquetted iron;
2.By-products sales mainly relate to slag, waste and coke by-products;
3.Others mainly include the Company's operations in Ukraine and South Africa, shipping and other services.

60	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
NOTE 12 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2024 and December 31, 2023 and for the six month period ended June 30, 2024 and 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
Lease liabilities	1,035	1,146
Right of-use assets:
Land, buildings and improvements	884	944
Machinery, equipment and others	363	400
Total right-of-use assets	1,247	1,344

	Six months ended June 30, 2024	Six months ended June 30, 2023
Depreciation and impairment charges:
Land, buildings and improvements	73	78
Machinery, equipment and others	39	38
Total depreciation and impairment charges	112	116

Other lease related expenses:
Interest expense on lease liabilities	27	26
Expenses of short-term leases	58	40
Expenses of leases of low-value assets	45	41
Expenses related to variable lease payments	33	32

Additions to right-of-use assets	65	175
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	113	144
NOTE 13 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2024	December 31, 2023
Commitments related to purchases of raw materials and energy	10,967	11,346
Guarantees, pledges and other collateral	9,769	8,888
Capital expenditure commitments	1,952	2,799
Other commitments	1,266	1,374
Total	23,954	24,407
Commitments related to purchases of raw materials and energy
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Commitments related to purchases of raw materials and energy included commitments given to associates for 1,409 and 1,487 as of June 30, 2024 and December 31, 2023, respectively. Purchase commitments given to associates included 897 and 704 as of June 30, 2024 and December 31, 2023, respectively, related to the gas supply agreement signed with Kryvyi Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for 824 and 838 as of June 30, 2024 and December 31, 2023, respectively. Purchase commitments given to joint ventures included 334 and 334 related to Tameh and 420 and 413 related to Enerfos as of June 30, 2024 and December 31, 2023, respectively.

Interim Financial Statements	61
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 139 and 155 as of June 30, 2024 and December 31, 2023, respectively. Additionally, guarantees of 12 and 12 were given on behalf of associates and guarantees of 5,526 and 4,992 were given on behalf of joint ventures as of June 30, 2024 and December 31, 2023, respectively.
Guarantees given on behalf of joint ventures included 739 and 421 for the guarantees issued on behalf of AMNS Calvert, 196 and 208 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 393 and 480 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2024 and December 31, 2023, respectively. Guarantees given on behalf of joint ventures also included 3,808 and 3,490 as of June 30, 2024 and December 31, 2023 corresponding to ArcelorMittal's 60% guarantee of the debt under term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
As of June 30, 2024, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 151 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 106. Pledges of property, plant and equipment were 45 and 59 as of June 30, 2024 and December 31, 2023, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 320 and 319 commitments given on behalf of associates as of June 30, 2024 and December 31, 2023, respectively, and 555 and 313 commitments given on behalf of joint ventures as of June 30, 2024 and December 31, 2023, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with respect to purchases of property, plant and equipment including in context of expansion and improvement projects.
Capital expenditure commitments include 363 and 507 at June 30, 2024 and December 31, 2023, respectively, relating to ArcelorMittal Liberia Ltd in connection with Phase 2 expansion project that envisages the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Capital expenditure commitments also include 27 and 49 at June 30, 2024 and December 31, 2023, respectively, in connection with the construction of facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed at the Serra Azul iron ore mine (Brazil).
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 6 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of June 30, 2024 and December 31, 2023, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 56 and 78, respectively. The non-compliance with ECA would lead to fines amounting to a maximum of 18 and 21 as of June 30, 2024 and December 31, 2023, respectively. On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB"), ArcelorMittal Brasil committed to carry out capital expenditures at the Monlevade site to complete the expansion project by the second half of 2026. As of June 30, 2024 and December 31, 2023, commitments related to this project were 317 and 348, respectively.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 67 and 131 as of June 30, 2024 and December 31, 2023, respectively, and mainly related to natural gas and electricity.
Other
On February 28, 2024, the State of the Grand-Duchy of Luxembourg exercised its right (following an agreement signed between ArcelorMittal, the Fonds d'Urbanisation et d'Aménagement du Plateau de Kirchberg and the State of the Grand-Duchy of Luxembourg on December 20, 2022) to acquire 50% of ArcelorMittal's future new headquarters and related right-of-use of land in the Kirchberg district of the city of Luxembourg. The acquisition price is based on construction cost. On July 31, 2024, the Company and the State of the Grand-Duchy of Luxembourg signed a sale compromise to complete the transfer.

62	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)
NOTE 14 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2023.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2023.
Tax claims
Brazil
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer ("MTO") made by ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. In April 2024, a judgement by the Administrative Court of Tax Appeals was given in ArcelorMittal Brasil’s favor, reducing the 500 claim to 87 (which remains to be determined by the first instance court).
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals
39. Following the conclusion of this proceeding at the administrative level, the company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount of 56, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. Following appeal, the company received a notice from the tax authority in November 2017 that reduced the fees in the second case by 12, due to retrospective application of a new law. In addition, in February 2019, a reduction of the fine by 7 was finalized in the first case due to the retrospective application of a new law. The cases were heard in the first judicial instance and in February 2024, the judge ordered the suspension of the first case until the expert report is finalized. In July 2024, the court ruled on the second case in favor of the company, annulling the tax assessment amounting to 56.
In 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 85. In the Administrative instance, all the cases were unfavorably closed. ArcelorMittal Brasil filed five lawsuits to discuss the matter. In the first judicial instance, ArcelorMittal Brasil obtained a largely favorable decisions in all cases. There were appeals

Interim Financial Statements	63
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2024
(in millions of U.S. dollar, except share and per share data)

from the company and the tax authority. In September 2022, the second judicial instance ruled a largely favorable decision to the company in one case (in amount of 4). In November 2023, the second judicial instance ruled a largely favorable decision in the Company in two cases (in the amount of 9). In December 2023, the court of the second judicial instance ruled against the Company in another case (in the amount of 1) and began adjudicating the last case (in the amount of 70). On April 8, 2024,the second judicial instance court suspended its ruling in the trial for the last case pending the consideration of a legal point by the State Court. Currently, the first, third and fifth cases have favourable final decisions from the second judicial instance reducing the contingency by approximately 86%.
In January 2019, ArcelorMittal Sul Fluminense (which merged into ArcelorMittal Brasil in July 2019) filed a writ of mandamus challenging the ICMS (VAT) charged by Rio de Janeiro State on interstate acquisition of electricity power. The company claims the acquisition of electricity to be used in the industrial process is not taxable. Alternatively, the company claims that, if taxed, the acquisition of electricity should be subject to an 18% rate, and not 28% as intended by the State. The amount of the ICMS (VAT) discussed is being monthly deposited in court (the current amount is 65). In April 2024, both parties were summoned to present its final arguments. In July 2024, the court of first instance ruled a partially favorable decision, reducing the ICMS/VAT rate from 28% to 18%.
Other Legal claims
Argentina
Over the course of 2007 to 2021, the Argentinian Customs Office Authority (“Aduana”) notified Acindar, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian and Bolivian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2021. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that ordered customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil, which has led to a reduction in the number of claims and amounts claimed against Acindar. In addition, other cases have been dismissed by the National Tax Court. In June 2024, Acindar received favorable decision in 1 case from the National Tax Court, leaving the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments to be 64 in 14 different cases. Of these 14 cases, 6 are still in the administrative branch of the Customs Office Authority and the other 8 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: August 2, 2024

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary